61553

СЕВЕРО-ЗАПАДНЫЙ ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

[redacted]

06011995

RECEIVED
2006 MAR 28 P 4:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

N01-19/704
March 23, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *February 01, 2006 and February 28, 2006*. Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

Very truly yours,

Nikolay N. Bredkov

Enclosures

PROCESSED
MAR 29 2006

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between February 1, 2006 and February 28, 2006

1. Quarterly report of the North-West Telecom for the 4th quarter of 2005;
2. PRESS-RELEASE/North-West Telecom Has Summed Up the Preliminary Results of Financial and Economic Operations for 2005;
3. PRESS-RELEASE/North-West Telecom is Introducing to the Market a Service of Broadband Access to the Internet under the New @vangard Trademark.

Last modifed: 2006-02-02 10:32

1 February 2006 year. list :: 2.2006

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PRESS-RELEASE/North-West Telecom Has Summed Up the Preliminary Results of Financial and Economic Operations for 2005

JSC North-West Telecom has summed up the preliminary results of operation for 2005 according to the Russian Accounting Standards, which show an improvement of the key financial and economic figures of the company and the fulfilment of its business plan.

The consolidated proceeds amounted to RUR 20.1 billion, having increased by 13% as compared to the year 2004. EBITDA increased by 31% and reached RUR 5.2 billion. The EBITDA margin grew to 26% as compared to 22% in 2004. The net profit grew by 28%, having exceeded RUR 1.8 billion.

In 2005 the volume of investment of JSC NWT reached RUR 5.1 billion (RUR 4.7 billion in 2004), and the plan of number capacity introduction was exceeded by 6%. 391,000 telephone numbers were put into operation, including 125,000 new numbers and 266,000 replacement numbers. Thus, the installed capacity of the company's network was 4,807,000 numbers as of the start of 2006.

The queue for telephone installation was reduced to 109,300 unsatisfied applications.

The digitalization level of the network reached 54% by the end of 2005. In most regional centers of the Northwestern Federal District the digitalization level of the network came close to 100%.

Owing to the improvement of the key financial and economic figures, it is expected that RUR 397 million, or almost 22% of company's net profit, will be allocated for paying dividends to the shareholders of the company based on the results of the year 2005.

Last modifed: 2006-02-21 13:35

13 February 2006 year. list :: 2.2006

PRESS-RELEASE/North-West Telecom is Introducing to the Market a Service of Broadband Access to the Internet under the New @vangard Trademark

At the Norwecom-2006 exhibition held from the 14th to the 16th of February, OJSC North-West Telecom will present for the first time a service of access to the Internet using the ADSL technology under the new @vangard trademark.

The product under the @vangard mark will be promoted in the market of St. Petersburg and all regional branches of the company. The sales of the service will be arranged on the basis of clients servicing centers of all branches of OJSC NWT. Besides, it will be possible soon to submit an order for ADSL connection through an operator of the call center using the telephone number 057 or via a specialized products Internet portal of NWT, which the company created guided by the world experience of introducing and promoting new products. Address of the portal in the Internet: http://www.avangard-dsl.ru.

An alternative communication operator – the Liniya 1 (Line 1) company, – which already has got a positive experience of organizing retail sales (services of digital telephony, access to the Internet, and accompanying content), is a partner of NWT in entering the ADSL services market. The participation of Liniya 1 in the project will consist in arranging active mass sales, including those through dealership networks.

This is the first joint project of OJSC North-West Telecom and CJSC Liniya 1 providing for active cooperation with the companies in the course of implementing it. North-West Telecom has been operating in the market of traditional services for a long time, having a good experience in mass clients servicing, and CJSC Liniya has a vast experience in promoting new products and innovation solutions. As Deputy General Manager – Commercial Director of OJSC NWT O. Popov noted, "the interaction of the sales services and subscriber departments of the two companies will make it possible for OJSC North-West Telecom to promote more efficiently the services of broadband access to the Internet.

QUARTERLY REPORT

Open Joint-Stock Company North-West Telecom

Issuer's code 00119-A

for: the 4th quarter of 2005

Place of the Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

The information contained in this quarterly report may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager ________________ V.A. Akulich

(signature)

February "___", 2006

Chief accountant ________________ M.M. Semchenko

(signature)

February "___", 2006

Official seal

Contact person: ***Vladislav Yuryevich Smyslov***
Securities and Shareholders Department Manager
Tel: ***(812) 719-9231*** Fax: ***(812) 325-83-23***
E-mail: **Ошибка! Источник ссылки не найден.**

Address of the Internet page disclosing the information contained in this quarterly report: **Ошибка! Источник ссылки не найден.**

CONTENTS

INTRODUCTION

a) Full official name of the issuer company: ***Open Joint-Stock Company North-West Telecom***
Abbreviated official name of the Issuer company: ***OJSC NWT***

b) Location of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

c) Contact phones Nos. of the Issuer: ***(812) 719-9324***
E-mail: **Ошибка! Источник ссылки не найден.**

d) Address of the Internet page publishing the complete text of the issuer's quarterly report: **Ошибка! Источник ссылки не найден.**

e) basic data on securities floated by the issuer:

Class: ***stock***
Category: ***common***
Number of floated securities: ***881,045,433***
Face value: ***1 rouble***

Class: ***stock***
Category (type): ***preferred type A***
Number of floated securities: ***250,369,337***
Face value: ***1 rouble***

Class: ***bonds***
Type: ***interest-bearing***
Series: ***02***
Number of floated securities: ***1,500,000***
Face value: ***1,000 roubles***

Class: ***bonds***
Type: ***interest-bearing***
Series: ***03***
Number of floated securities: ***3,000,000***
Face value: ***1,000 roubles***

f) other information: ***none***

This quarterly report contains estimates and forecasts of the authorized management bodies of the issuer in respect of future events and/or actions, development prospects for the industry, in which the issuer mainly operates, and results of issuer's activities, including issuer's plans, probability of the occurrence of certain events and performance of certain actions. Investors must not fully rely on the estimates or forecasts of the issuer's management bodies, as actual results of the issuer's activities in the future may differ from the forecast for many reasons. Acquisition of issuer's securities implies risks that are described in this quarterly report.

I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report

1.1. Members of the Issuer's Management Bodies

1.1.1. Members of the Issuer's Board of Directors:

Chairperson: ***Valery Nikolayevich Yashin***
Year of birth: ***1941***

Konstantin Vladimirovich Belyaev
Year of birth: ***1968***

Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Alexandr Nikolayevich Kiselev
Year of birth: ***1962***

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Dmitry Georgiyevich Yefimov
Year of birth: ***1962***

Nikolay Moiseevich Popov
Year of birth: ***1949***

1.1.2. Members of the collegiate executive body of the issuer stock company:

Chairperson: ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***

Oleg Viktorovich Popov
Year of birth: ***1968***

Oleg Anatolyevich Semanov
Year of birth: ***1967***

Maya Mikhailovna Semchenko
Year of birth: ***1967***

Irina Vladimirovna Tambovskaya
Year of birth: ***1970***

Leonid Zigmundovich Tufrin
Year of birth: ***1947***

Sergey Alexandrovich Orlov
Year of birth: ***1962***

Venera Adykhamovna Khusnutdinova
Year of birth: ***1973***

Grigory Borisovich Chernyak
Year of birth: ***1949***

Vladimir Ivanovich Shumeyko
Year of birth: ***1956***

1.1.3. Person holding the position of (acting as) the Issuer's sole executive body:

Person acting as the sole executive body of the Issuer (General Manager): ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

1.2. Data on Bank Accounts of the Issuer

Information on main accounts of OJSC North-West Telecom as of 31.12.2005.

No. 1.
Full name Bank of Foreign Trade (Open Joint-Stock Company)
Name Bank of Foreign Trade
Tax-payer's identification No.: 7702070139
Corr. acc.: 30101810700000000187
BIK: 044525187
Address: 37, ul.Plyushchikha, Moscow, 119992

Account No.:	Purpose of account
40702810810001000495	Settlement account

No. 2.
Full name Inter-Regional Commercial Bank of Communication and Information Support Development (OpenJoint-Stock Company)
Name JSCB Svyaz-Bank OJSC
Tax-payer's identification No.: 7710301140
Corr. acc.: 30101810900000000848
BIK: 044525848
Address: 7, ul. Tverskaya, Moscow, 103375

Account No.:	Purpose of account
40702810900300000001	Settlement account
40702810400300000006	Settlement account
40702810500300000003	Settlement account

No. 3.
Full name North-West Bank - the branch of the Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)

Name North-West Bank of the Savings Bank of Russia
Tax-payer's identification No.: 7707083893
Corr. acc.: 30101810500000000653
BIK: 044030653
Address: 2, ul. Krasnykh Tekstilshchikov, St. Petersburg, 193124

Account No.:	Purpose of account
40702810655000100218	Settlement account
40702810255000100485	Settlement account
40702810525000103550	Settlement account
40702810855000100555	Settlement account

No. 4.
Full name Citibank Commercial Bank Closed Joint-Stock Company
Name Citibank CB CJSC
Tax-payer's identification No.: 7710401987
Corr. acc.: 30101810300000000202
BIK: 044525202
Address: 8-10, ul. Gasheka, Moscow, 125047

Account No.:	Purpose of account
40702840500790230027	Current account
40702978100790230043	Current account

1.3. Data on Issuer's Auditor (Auditors)

Full name: ***Limited Liability Company "Ernst & Young"***
Abbreviated name: ***LLC Ernst & Young***
Location: ***77, Sadovnicheskaya nab., building 1, Moscow, Russia, 115035***
Basic state registration No: ***1027739707203***
Tel: ***(812) 703-7800*** Fax: ***(812) 703-7810***
E-mail: ***moscow@ru.ey.com***

Data on Auditor's license:
No. of license for auditing: ***E002138***
Date of issue: ***30.09.2002***
Validity period: ***till 30.09.2007***
Authority issuing the license: ***RF Ministry of Finance***

Fiscal year, for which the auditor independently checked the Issuer's accounts and financial (book-keeping) reports: ***2004***

Factors are described that may have influence on independence of the auditor on the Issuer, and measures are indicated that have been taken by the Issuer and the auditor to reduce the influence of the said factors: ***there are no factors that may have influence on independence of the auditor on the Issuer.***

Share of the auditor's (auditor's officials') participation in the authorized capital of the Issuer: ***none***
Information on any substantial interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials): ***there are no essential interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials)***

Granting of borrowed funds by the Issuer to the auditor (auditor's officials): ***no funds have been lent***

Any close business relations (participation in Issuer's products (services) promotion, participation in joint business, etc.) or kinship: ***none***

Data on Issuer's officials who are at the same time auditor's officials: ***no such officials***

Issuer's auditor selection procedure:
The auditor is selected at the Annual General Meeting Of The Shareholders

The use of a tender procedure related to the selection of the auditor, and its basic conditions: ***no tender is provided for the selection***

Procedure of proposing a candidate for the position of the auditor for approval by the meeting of the shareholders (participants), including the management body taking the respective decision:
The candidature of the auditor is proposed by Issuer's shareholders in compliance with the Federal Law On Joint-Stock Companies No. 208-FZ of 26th December 1995. Received proposals are considered by the Board of Directors and discussed at the annual general meeting of the shareholders where the auditor is approved (in compliance with article 12, clause 12.2.12 of Issuer's Articles of Association). (The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares, and/or the Company's Board of Directors, also in case of absence of a respective proposal from the shareholders, are entitled to include issues in the agenda of the annual general meeting of the shareholders and to propose candidatures of auditors; in 2005 the candidature of the auditor was proposed by the Board of Directors and approved by the Annual General Meeting of the Shareholders)

Information on the work performed by the auditor in the framework of special auditor assignments:
No such work has been done in the year under report

Procedure of determining the auditor's remuneration amount: ***The amount of the auditor's remuneration is based on a number of facts, including the time actually spent by the auditor to provide the services under the agreement, the complexity and value of the services provided and the hourly rates corresponding to the positions of specialists engaged. The terms of the contract made with the auditor, including the amount of remuneration, are approved by the Board of Directors of the Company (in compliance with article 13, clause 13.4.17 of the Issuer's Articles of Association).***

Any postponed or outstanding payments for services provided by the auditor: ***none***

1.4. Data on the Issuer's Appraiser

No appraiser has been engaged in the quarter under report

1.5. Data on the Issuer's Consultants

Full name: ***Closed Joint-Stock Company AVK Investment Company***
Abbreviated name: ***CJSC IC AVK***
Location: ***1, pavilion Uritskogo, Pushkin, Saint-Petersburg, Russia***
Telephone: ***(812) 230-7733***
Fax: ***(812) 237-0650***
Address of the Internet page used by the financial consultant to provide information on the issuer:
Ошибка! Источник ссылки не найден.

No. of the license of a professional participant of the securities market for dealership: ***178-03343-010000***
Date of issue: ***29.11.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

No. of the license of a professional participant of the securities market for brokerage: ***178-03255-100000***

Date of issue: ***29.11.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

Services provided by the consultant:
1. Consulting services related to the OJSC NWT bond issue on the basis of Agreement No. 30-OF "Provision of Consulting Services" dated 24.04.2003 and terminating with the registration of the Report on the results of the issue of Series 02 interest-bearing documentary non-convertible bonds, payable to bearer and subject to mandatory centralized deposit (November 14, 2003).

2. Under Agreement No. 50-OF/2004 of 25.07.2004 for provision of consulting services between OJSC North-West Telecom and CJSC IC AVK:

- ***a) Preparation of the texts of Offering Circulars for registration by the authorized registration authority;***
- ***b) Giving advice to the Customer on issues related to its authorized bodies taking all decisions required for preparation and approval of Offering Circulars in compliance with the requirements of the Russian Law and the legal standards of the authorized registration authority;***
- ***c) Signing the Offering Circulars approved by the Customer and sent to the authorized registration authority;***
- ***d) Giving advice to the Customer on the issues of making up a package of documents for the registration of Offering Circulars by the authorized registration authority;***
- ***e) Interacting with the authorized registration authority on the basis of the power of attorney issued by the Customer in the course of considering Customer's Offering Circulars submitted for state registration to the extent such interaction is allowed by the law and the legal standards of the authorized registration authority;***
- ***f) Holding talks with the Customer's auditor in the course of preparing the Offering Circulars.***

3. Under Agreement No. 91-OF/2004 of 04.10.2004 for provision of consulting services in the course of organization of the third Bonds issue signed between OJSC North-West Telecom and CJSC IC AVK:

a) preparation of the texts of Decision of the securities issue, of Securities (Bonds) Offering Circular, of Report on the Results of the Customer's Bonds issue for the registration by the authorized registration authority

b) Giving advice to the Customer on the issues related to its authorized bodies taking all decisions required for organization of the bonds issue in compliance with the legislation of the Russian Federation, for disclosing information by the Company in connection with organization of the Bonds issue, for preparing the Decision on the securities (bonds) issue and the Offering Circular and the Report on the results of the bonds issue.

c) Giving advice to the Customer on the matters related to making up a package of documents for the registration of the Decision on the bonds issue, of the securities (bonds) Offering Circular and of the Report on the results of the bonds issue.

d) Provision to the Customer of other services to be provided by the securities market participants rendering financial consulting services in the securities market as of the date of making this Contract, according to the Resolution of the Federal Commission for Securities Market of Russia dated June 18, 2003 No. 03-30/PS.

No agreement of Information Disclosure Monitoring between OJSC NWT and CJSC IC AVK was made as of the end of the period under report.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

There are no parties who have signed the Quarterly Report and not listed in the previous items of this section.

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Operation

The information is not submitted for this period under report

2.2. Issuer's market capitalization

Issuer's market capitalization as of 31.12.2000:

The method of determining the Issuer's market capitalization recommended by the Federal Commission for the Securities Market of Russia and based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2000).

Issuer's market capitalization of common stock: ***124,243,860 US dollars (as of 29.12.2000)***

Market capitalization of preferred stock: ***12,627,900 US dollars (as of 29.12.2000)***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives). The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2001:

Issuer's market capitalization calculated for common stock as of 31.12.2001 – ***184,331,377 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2001 (in December 2001 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2001 – ***20,852,267 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2001.

Issuer's market capitalization as of 31.12.2002:

Issuer's market capitalization calculated for common stock as of 31.12.2001 ***-175,229,761 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2002 – ***21,885,668 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's preferred shares were made through the organizer of trading in the securities market).

Issuer's market capitalization as of 31.12.2003:

The method of determining the Issuer's market capitalization based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2003).

Issuer's market capitalization of common stock: ***290,687,303 US dollars***

Market capitalization of preferred stock: ***61,616,950 US dollars***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives).

The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2004:

Issuer's market capitalization as of 31.12.2004 calculated for common shares:
446,637,172 US dollars

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2004 calculated for preferred shares: ***91,522,511 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2005:

Issuer's market capitalization as of 31.12.2005 calculated for common shares:
750,553,794 US dollars

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for December 2005.

Issuer's market capitalization as of 31.12.2005 calculated for preferred shares: ***172,449,392 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for December 2005.

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

The information is not submitted for this period under report

2.3.2. Issuer's Crediting History

For the period in question the Company:

- has entered into an Agreement of Syndicated Loan, the principal debt under which in the rouble equivalent calculated according to the exchange rate as of 31.12.2005 to the book value of assets as of 30.09.2005 is 6.11 %.

Liability	Name of the creditor	Amount of principal debt		Credit (loan) period, months	Repayment date	Delay(s) in fulfilling the liabilities of repayment		
		roubles	foreign currency			Amount of principal debt	established interest	period of delay, day
1	2	3	4	5	6	7	8	9
Syndicated loan	Citibank CJSC	427,312,500	12,500,000 €	37	23.01.09	none	none	none

	ING Bank (Eurasia) CJSC	512,775,000	15,000,000 €					
	Moscow People's Bank	512,775,000	15,000,000 €					
	Bank Societe General Vostok - Commercial Joint-Stock Bank	256,387,500	7,500,000 €					
		1,709,250,000	50,000,000 €					

- has floated and is servicing on timely basis two bonded loans, the aggregate nominal value of which is 5 and more per cent of the book value of the assets as of the date of the last completed reporting quarter preceding the State registration of the Report on the results of the bonds issue.

Liability	Name of the creditor	Amount of principal debt, roubles/foreign currency	Credit (loan) period / retirement period	Any delay(s) in fulfilling the liabilities of repaying the principal debt and/or the established interest, period of delay, days
2nd Bonded loan of the Company (reg. No. 4-02-00119-A)	market	1,500,000,000 roubles	4 years / 03.10.2007	none
3rd Bonded loan of the Company (reg. No. 4-03-00119-A)	market	3,000,000,000 roubles	6 years 24.02.2011	none

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

The list of the Company's liabilities from the collateral provided by it and total amount of third parties' liabilities, for which the Company has provided a collateral to third parties, including a pledge or surety, as of 31.12.2004 and as of 31.12.2005.

Indices / years	*2004*	*4th quarter of 2005*
Total amount of Issuer's liabilities from the collateral provided by it for third parties' liabilities, thousand roubles	*754,437.49*	*695,148.04*
Total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, thousand roubles	*754,437.49*	*695,148.04*

Issuer's liabilities of providing a collateral to third parties, including a pledge or surety, for the last completed period under report, that make at least 5 per cent of the balance value of Issuer's assets for the last completed period under report: none

2.3.4. Other Liabilities of the Issuer

As of the report date, the Company has no agreements, including futures contracts not recorded in its balance sheet, that may affect its financial standing, liquidity, funding sources and terms of their use, business results, and expenses, and had no such agreements earlier.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities

Indicate the goals of the issue and areas of using the funds received as a result of floating the issued securities:

1. *Series 01, 02 and 03 bonds issue. The funds obtained from floating the series 01, 02 and 03 bonds are used for development of OJSC North-West Telecom's investment programmes, as well as for restructuring the rouble and currency debt of the Company in order to reduce its service costs.*

2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated)

2.5.1. Industry Risks:

The competition level is rapidly growing on the Russian telecommunication services market. The market positions of fixed telephone communication services are seen to be weakening in favor of the growing mobile communication services market. One of the main uncertainty factors on the telecommunication services market is the tariff reform.

On July 7, 2003, the Federal Law on Communication was passed. The law creates prerequisites for development of a competitive market in the industry, and greater transparency in the communication operators' business. At the same time, there is uncertainty as to the impacts of the new law on he Issuer's business.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing.

The Issuer's market standing may be aggravated by the following economic factors:

- the rouble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;

- higher competition in the mobile communication sector by Russian and foreign communication operators, and expansion of competing formats operators to the mobile communication market;

- higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;

- economic risks typical for the Russian Federation in general, including the level of macroeconomic instability in the country, predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.

In case of unfavourable development of the situation in the region, the Issuer plans to:

- *optimize the structure of production expenses;*
- *reduce enterprise's expenses, including reduction and revision of Issuer's investment programme;*
- *change the structure of provided services for the purpose of maximizing the income of the enterprise.*

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

OJSC NWT's principal activity is that of communication operator, and as such, the Issuer does not export goods, work, or services. The portion of imported equipment is insignificant and does not affect the Issuer's business. Therefore, the risks related to possible variation of prices for raw materials and services used by the Issuer in its business are described for the home market only.

Among the possible risks are higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

Higher charge rates of OJSC Rostelecom would result in higher costs, and accordingly lower earnings of the Issuer, which may adversely affect the Issuer's fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market):

The tariff reform remains also one of the main uncertainty factors.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. There is a certain risk of slower local communication tariff growth.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to the law, interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal communication service shall be provided by a universal service operator to be named in a bidding. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such

level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities, and will require sizeable investments from the operator. The law "On communication" defines the mechanism ensuring recovery of losses to a universal service operator. However, such a mechanism has not been developed so far. There is a risk for future universal service operators of delayed and incomplete refunding of their losses, which would entail growing accounts receivable and lower profitability of the operator's business. When the universal communication service is introduced, all active communication operators in the RF will have to make regular deductions to the universal service reserve. However, the industrial regulatory documents do not describe the mechanism of calculation or revision of the size of such deductions, which means a risk for communication operators. The deductions to the reserve will entail a risk of lower profitability of the operator's business.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

The above risks may result in deficient earnings by the Issuer, which will adversely affect its paying capacity.

An important line of the industry's development in the years to come is radical improvement of the tariff policies of telecommunication companies by bringing the communication service charge rates to the level of economically feasible costs, and by minimizing the limits of communication services cross-subsidizing. Among other things, the communication services pricing reform implies higher rates for local telephone communication and avoidance of local communication service subsidizing at the expense of long-distance communication services.

2.5.2. Country Risks and Regional Risks

The Russian market of telecommunication services is becoming very competitive. Although the traditional wire service market is generally divided between the regional operators, each being the absolute monopolist in provision of such services in its region, competition is getting stronger due to a larger proportion of new communication services, and aggressive activity of their providers.

As to the main factors of political risk emergence, the following risks may be emphasized:

- *imperfect legislative base to regulate economic relations;*
- *poor efficiency of the judicial system;*
- *unstable power in the Russian Federation's subject territories.*

A deterioration of the economic situation in the North-Western region may take place in case of material changes in the economic situation in Russia, including drastic changes in the exchange rate of the national currency, which may entail a reduction of the number of industrial enterprises operating in the region, a growth of unemployment and a slowdown of the population's solvent demand. Such developments would result in a reduction of the volume growth of communication services provided by the Issuer in the territory of the region and a growth impairment of the income base.

Among other risk factors that may affect the Issuer's business are:

- a not too long, by this day, period of existence of the united company, which means that the Issuer may face risks and problems not evident as of this writing;

- uncertainty in setting the charge rates by Federal Tariff Service and their effect on the Company's business.

There are no risks related to any geographic features of the region, such as higher danger of natural disaster, or possible break of transport communication due to remoteness or poor accessibility.

There are no risks related to possible hostilities, declaration of a state of emergency, or strikes, as the Issuer pursues its business in a region that is stable economically and socially, and is far from places of predictable hostilities or confrontations.

2.5.3. Financial Risks

The Issuer, like any other entity, is subject to influence of the following financial risks:

currency risks;
market risks;
liquidity risks.

In the recent years, gradual decrease of the rouble-to-euro exchange rate and the increase of the rouble-to-dollar exchange rate have been noticed in Russia.The capability of the Government and of the Central Bank of Russia to support a stable rouble exchange rate will depend on many political and economic factors.These factors includethe capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A part of contracts with suppliers, credits and loans of the Company are nominated in US dollars and Euros. As a result of the reduction of the rouble exchange rate as compared to euro, the Issuer may increase expenses for debt service and for pays under contracts and agreements.At the same time, the different directions in the changes of euro to rouble and dollar to rouble exchange rates that have been observed during a few recent years facilitate the balanced state of the Company's currency portfolio.

In case of a serious rouble devaluation and occurrence of inflation risks, the Company may take the following measures to reduce them:

conclude a futures hedge contract
- optimize (reduce) costs;
-revise the investment programme;
- take measures to increase the turnover of the accounts receivable.

Changes in interest rates:

Changes in the monetary and credit policy in the country may result in aggravated inflation, increased interest rates for attracted credits used by the Issuer and, respectively, increased expenses of the Issuer.

Presumable actions of the Issuer in case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business:

In case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business, the Issuer presumes to take the following actions:

- *optimize costs;*
- *revise the investment programme;*
- *take measures to increase the turnover of the accounts receivable.*

Inflation:

According to the RF Government official forecast for Russia's social and economic development, the inflation rate will be:

in 2006 – 8-11%

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates materially exceeding the RF Government forecasts, i.e. for inflation rates increasing to 25-30% a year, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.

The Issuer believes that the critical inflation rate is within 30% to 40% a year.

Presumable actions of the Issuer to reduce the inflation-caused risk:

If inflation is rapidly growing, the Issuer intends to give special attention to higher turnover rates of current assets, primarily by cutting down the inventory in stock, and to modify the existing contractual relations with the users to reduce the buyers' accounts receivable.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the accounts receivable of buyers.

Liquidity risks.

The above risks generate a liquidity risk. The Issuer's inability to timely meet its liabilities due to lack of cash increases the probability of a loss. A consequence of such risk event may be penalties, fines, damage to the Issuer's business reputation etc.

In the Issuer's opinion, the key financial indicators of the Issuer, i.e. profit and service prime cost, are the most affected by the financial risks as listed above. The financial risks' effect on the proceeds level is minimum. The Issuer estimates the probability of occurrence of the above-described financial risks (sudden change of exchange rates, inflation, or interest rate growth) as low for the next few years.

2.5.4. Legal Risks

Risks related to changes in currency regulation:

The Issuer estimates the risks related to changes in currency regulation as minimum. Due to the ongoing currency regulation liberalization policy, the risks related to changes in the currency laws are decreasing.

Risks related to changes in the tax regulation:

OJSC North-West Telecom considers as one of the risks related to the change in the active law the fact that starting from 1st January 2004, Chapter 30 "Tax on Property of Organizations" of the Tax Code of the Russian Federation took effect, canceling the property tax privilege that was earlier applied by the Issuer – exemption from paying the property tax on the balance value of communication lines.

According to Ruling No. 169-O of the Russian Federation Constitution Court dated April 8, 2004 and published in 2004, the Issuer shall bear the risks of this Ruling entailing re-scheduling of the incoming VAT set-off as applied to transactions funded with borrowed funds. Practical implementation of this Ruling by tax authorities may adversely and materially affect the Company's financial standing, and lead to re-classification of incoming VAT amounts currently recorded as current assets. As of the date of this reporting, the Company management cannot predict the effect of this event on the Company's business.

Risks related to changes in the customs inspection rules and customs duties:

The new Customs Code of the Russian Federation adopted by Federal Law No. 61-FZ of 28.05.2003 became effective on January 1, 2004.

The Customs Code of the Russian Federation approved by the RF Supreme Soviet under No. 5221-1 of 18.06.1993 remains valid as applied to Article 110 (clauses 6 and 8), and Articles 114 and 116, as well as Article 119 (as regards customs duties), which will remain valid until December 31, 2004.

Letter No. 14-10/7236 of the Russian Federation State Customs Committee "On the Coming into Effect of Regulatory Acts of the RF SCC Issued to Implement the Customs Code of the Russian Federation" dated 27.02.2004 lists the RF SCC regulatory acts becoming effective in particular in the 1st quarter of the year 2004 to implement the new Customs Code of the Russian Federation. The Letter also notes that until the effective date of these RF SCC regulatory acts issued to implement the new version of the Customs Code of the Russian Federation, regulatory and other documents of the RF SCC issued before 31.12.2003 will be still applicable where they do not contradict the new version of the Customs Code of the Russian Federation.

Among the regulatory acts that have become effective, the Letter mentions the joint RF SCC and RF Central Bank Regulation No. 01-100/1/243-P of 22.12.2003 titled "On Application of the Bank of Russia and RF SCC Instruction No. 86-I and No. 01-23/26541 "On Currency Inspection Procedure for Receipts from Commodity Export Received in the Russian Federation" dated 13.10.1999, and of the Bank of Russia and RF SCC Instruction No. 91-I and No. 01-11/28644 "On Currency Inspection Procedure Related to Justification of Payments for Imported Commodities by Residents" dated 04.10.2000" (the Regulation became effective on 15.02.2004).

As a large part of the equipment purchased by the Issuer to provide communication services is made of components manufactured outside Russia, the change of the customs inspection rules and customs duties may imply certain risks for the Issuer related to higher costs of purchased fixed assets.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included): ***The new Federal Law "On communication" became effective on January 1, 2004. In compliance with this Law, the list of names of communication services to be entered in licenses, and the appropriate lists of licensing terms shall be set by the RF Government to be annually updated. This law extends the list of information to be submitted to the licensing authorities for obtaining a license.***

To extend the term of validity of a license, the documents shall be submitted in the same scope as for the initial license.

In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service.

These changes may cause additional costs of the licensee in pursuing communication business.

Judicial practice in matters related to the Issuer's activity (licensing matters included) that may adversely affect its business results and the results of ongoing lawsuits involving the Issuer:

The Issuer is not involved in lawsuits that might adversely affect its business, therefore changes of judicial practice in matters related to the Issuer's activity (licensing matters included) will not have an adverse effect on its business results.

2.5.5. Risks Related to Operation of the Issuer

Risks related to inability to extend the validity of the Issuer's license for a certain activity or for the use of facilities of restricted circulation (natural resources included):

The terms of issue of new licenses to communication operators, and of extension of existing licenses are determined by a federal executive authority, whose functions are currently performed by the RF Ministry of Information Technologies and Communication. The RF Ministry of Information Technologies and Communication is authorized to determine the method of licensing of individual kinds of services and for individual RF territories, either in a bidding or by the results of review of the communication operator's application. In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of OJSC NWT's licenses expires at different times in the range of the years 2007 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. OJSC NWT has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks related to ongoing lawsuits where the Issuer is a party:

The Issuer is not involved in any court proceedings that might adversely affect its business results.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries: ***none***

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's Official Name (Name)

Full official name in Russian: ***открытое акционерное общество «Северо-Западный Телеком»***
Full official name in English: ***OJSC North-West Telecom***
Full official name in Russian: ***OAO «СЗТ»***
Abbreviated official name in English: ***OJSC N.W. Telecom***
Date the current name was introduced: ***10.12.2001***
Ground of introducing the current name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 28.11.2001, Minutes No.1***

Previous names of the Issuer

Full official name: ***Petersburg Telephone Network Open Joint-Stock Company***
Abbreviated official name: ***OJSC PTN***
Date of introducing the name: ***16.05.1996***
Ground of introducing the name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 18.04.96, Minutes No.1, in order to bring the name in line with the Civil Code of RF and the Federal Law On Joint-Stock Companies***

Full official name: ***Petersburg Telephone Network Open Type Joint-Stock Company***
Abbreviated official name: ***OTJSC PTN***
Date of introducing the name: ***06.05.1993***
Ground of introducing the name: ***the name has been introduced as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies"***

The Issuer's official name is not registered as a trade mark or a service mark.

3.1.2. Data on registration of the issuer by the state:

Date of Issuer's registration by the state: ***06.05.1993***

No. of the certificate of state registration (or any other document confirming the registration of the Issuer by the state): *2717*

Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

According to the data indicated in the certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Basic state registration No. of the legal entity: ***1027809169849***

Date of registration: ***17.07.02***

Name of registering authority: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

3.1.3. Data on Issuer's Foundation and Development

Period of the issuer's existence from the date of its registration by the state: ***13 years and 8 months***

Date, to which the issuer will exist: ***the issuer was established for an unlimited period.***

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the Leningrad City Telephone Network (LGTS), a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.

On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (OTJSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of OTJSC PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

- ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
- ***Murmanelectrosvyaz Open Joint-Stock Company***
- ***Novgorodtelecom Open Joint-Stock Company***
- ***Open Joint-Stock Company Electrosvyaz of Pskov Oblast***
- ***Cherepovetsectrosvyaz Open Joint-Stock Company***
- ***Electrosvyaz of Vologda Oblast Open Joint-Stock Company***
- ***Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company***
- ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company.***

At the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated through affiliation with the Electrosvyaz of Vologda Oblast Branch.

On 1 October 2004 the affiliation of OJSC Svyaz of the Komi Republic and OJSC Lensvyaz was implemented.

GOALS OF ESTABLISHING THE ISSUER

The main goal of incorporation of the Company is gaining profit.

Basic areas of business (as per clause 4.2 of the Issuer's Articles of Association):

- provision of local and intrazone telephone communication services;

- provision of long-distance and international telephone communication services via payphones and call offices;

- provision of cellular mobile communication services in the range of 450 MHz;

- provision of mobile radio telephone communication services (trunking);

- mobile radio communication services of ALTAI type;

- provision of personal radio paging services;

- personal radio paging services with VHF/FM channel multiplexing;

- services of leasing of data channels, TV program and audio broadcasting channels, local intrazonal channels and communication paths, and physical circuits for telecommunication signal transmission;

- telematic services (including e-mail, information resource access, facsimile message, information/inquiry, message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

- provision of data transmission services;

- telephone communication services using technical facilities of an intelligent communication network;

- telegraph communication services (including the "Telegram" service and the AT/Telex network services);

- broadcasting of TV programmes via a cable TV network;

- provision of wired radio services;

- TV broadcasting services using transmitting facilities;

- broadcasting services using transmitting facilities;

- local telephone communication services using radio access equipment;

- work with data having the status of the state secret;

- taking/providing measures and/or services of state secrets protection;

- taking/providing measures and/or services of state secrets protection in connection with the functioning of the cryptographic authority;

- measures and/or services in the field of state secrets protection related to engineering protection of information;

- design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;

- expert assessment of front-end and design documents;

- building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);

- general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;

- installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;

- functions of general contractor and principal/developer; process and construction engineering;

- construction, major repair, rebuilding, expansion, and updating of communication facilities;

- construction, major repair, rebuilding, expansion, and updating of civil buildings;

- geodetic survey and mapping;

- maintenance, repair, and sale of metering and cash register machines;

- maintenance, repair, and sale of communication facilities;

- installation, repair, and maintenance of security alarms;

- recovery of networks and communication facilities after failures and damage;

- priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;

- actions to provide communication services in emergency situations;

- implementation, according to the established procedure, of mobilization plans for communication networks, and emergency prevention and control actions;

- leasing out property;

- gas facilities operation;

- organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;

- testing, among other things, for certification purposes. Metrology services:

- design, development, and implementation of advanced technologies;

- production and sales of components and spare parts for various systems, mechanisms and devices;

- design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;

- production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;

- procurement, processing and sale of wood, production of joinery and furniture;

- design and development of software and dataware for automated systems of various applications;

- production, processing, and sale of animal and vegetal products;

- production and sale of consumer goods;

- purchasing and intermediary trade business;

- participation in establishment of stock, commodity, and other exchanges, and trading houses;

- professional training and education of employees in and outside the RF;

- creating a network of company shops in RF and abroad;

- providing services in the field of:

management of leisure, hotel, and medical services;

cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

consulting, marketing and engineering;

information business in compliance with active laws;

production of advertising facilities; advertising services;

- sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;

- organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;

- organization of cultural exchanges without currency payments.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

ISSUER'S MISSION

Assisting society development through enabling freedom of communications and access to information

3.1.4. Contact Information

Place of the Issuer's business: *St. Petersburg, Russia*

Mailing address of the Issuer: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*

Telephone: *(812) 719-9235*

Fax: *(812) 710-6277*

E-mail: **Ошибка! Источник ссылки не найден.**

URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: **Ошибка! Источник ссылки не найден.**

Location of the special division of the issuer for work with shareholders and investors of the issuer: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia*

Telephone: *(812) 719-9231*

Fax: *(812) 325-8323*

E-mail: **Ошибка! Источник ссылки не найден.**

3.1.5. Taxpayer's Identification Number

7808020593

3.1.6. Issuer's branches and representative offices

Name: *Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *45, Troitsky prospekt, Arkhangelsk, 163061, Russia*

Manager: *Vladimir Ivanovich Belokaminskiy*
Period of power of attorney: *31.12.2006*

Name: Murmanelectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom
Date of opening: *11.07.2002*
Location: *82-a, ul. Lenina, Murmansk, Russia, 183038*
Manager: *Vitaly Stanislavovich Vitman*
Period of power of attorney: *31.12.2006*

Name: Novgorodtelecom Branch of the Open Joint-Stock Company North-West Telecom
Date of opening: *11.07.2002*
Location: *2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001*
Manager: *Nikolay Pavlovich Emelyanov*
Period of power of attorney: *31.12.2006*

Name: *Petersburg Telephone Network Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *18.12.2001*
Location: *24, ul. Bolshaya Morskaya, St. Petersburg, Russia, 191186*
Manager: *Leonid Zigmundovich Tufrin*
Period of power of attorney: *31.12.2006*

Name: *Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *4, Sovetsky prospekt, Vologda, Russia, 160035*
Manager: *Yury Alexandrovich Pochekin*
Period of power of attorney: *31.12.2006*

Name: *Electrosvyaz of Kaliningrad Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *24, ul. Bolnichnaya, Kaliningrad, Russia, 236024*
Manager: *Alexandr Vladimirovich Andreyev*
Period of power of attorney: *31.12.2006*

Name: *Electrosvyaz of the Republic of Karelia Branch of the Open Joint-Stock Company North-West* Telecom
Date of opening: *11.07.2002*
Location: *5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000*
Manager: *Sergey Mikhaylovich Gavryushev*
Period of power of attorney: *31.12.2006*

Name: *Electrosvyaz of Pskov Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *5, Oktyabrsky pr., Pskov, Russia, 180000*
Manager: *Viktor Ivanovich Plyachenko*
Period of power of attorney: *31.12.2006*

Name: *Lensvyaz Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *10.07.2003*
Location: *61, ul. Bolshaya Morskaya, St. Petersburg, 190000*
Manager: *Vitaly Yevgenyevich Strizhkov*

Period of power of attorney: *31.12.2006*

Name: *Svyaz of the Komi Republic Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *10.07.2003*
Location: *60, ul. Lenina, Syktyvkar, 167981*
Manager: *Vikentiy Alexandrovich Kozlov*
Period of power of attorney: *31.12.2006*

3.2. Basic Business Activities of the Issuer

3.2.1. Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:
Basic code: *64.20.11*
Other codes: *64.20.3; 64.20.22; 64.20.21; 64.20.12*

3.2.2. Basic Business Activities of the Issuer

The information is not submitted for this period under report

3.2.3. Basic Types of Products (Jobs, Services)

The information is not submitted for this period under report

3.2.4. Names of the issuer's suppliers, on which 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

The information is not submitted for this period under report

3.2.5. Issuer's products (jobs, services) sales market

The key buyers of the Issuer's products are enterprises of all forms of ownership, and individuals of the North-Western region of the Russian Federation.

There are no consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall.

Possible adverse factors that may affect the sales of the Issuer's products are:

- Deterioration of the legal, political and economic situation in the country and in the Issuer's business region;

- Intensification of investment in alternative telecommunication enterprises of the Issuer's business region;

- *State regulation of the company's commercial activities.*

The factors reducing such influence are:

- *availability of own network resources as a basis for provision of all kinds of services;*
- *feasibility of fast deployment of a large number of new services on the basis of the existing network infrastructure;*
- *common marketing policy within the region;*
- *re-distributable financial resources;*
- *human resource potential.*

The Company's management provides regular monitoring of variations of the group of the most important indicators describing the Company's efficiency in terms of the economic, financial, engineering, and marketing, to enable prediction of, and fast response to occurrence and/or enhancement of influence of various adverse factors. The Company's strategic and mid-term development plans are developed on the assumption of a pessimistic scenario, which provides an additional safety margin for the Company's business in case of a crisis situation. The economic development forecasts and marketing strategy are annually updated by the performances of the previous period and analysis of the Company's business environment variation.

3.2.6. Data on Availability of Issuer's Licenses:

Data on the licenses for provisions of communication services see in clause 3.2.10.

License: *D 341184(GS-2-781-02-21-0-7808020593-000627-1)*
Date of issue: *25.07.2002*
Validity period: *till 25.07.2007*
Authority issuing the license: *State Committee of RF for Construction and Housing and Communal Services*
Areas of activities: *design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF*

Issuer's forecast as to probability of license prolongation: *positive*

License: *D 341156 (GS-2-781-02-22-0-7808020593-000628-1)*
Date of issue: *25.07.2002*
Validity period: *till 25.07.2007*
Authority issuing the license: *State Committee of RF for Construction and Housing and Communal Services*
Areas of activities: *design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF*

Issuer's forecast as to probability of license prolongation: *positive*

License: *PI No.2-6254*
Date of issue: *15.11.2002*
Validity period: *without limitation of the validity period*
Authority issuing the license: *Ministry of RF for Press, Telecasting, Broadcasting and Mass Media*
Areas of activities: *Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast*

Issuer's forecast as to probability of license prolongation: *no need to prolong the license, as there is no time limit for this license*

License: *1535*
Date of issue: *02.06.2003*
Validity period: *till 02.06.2008*
Authority issuing the license: *The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast*
Areas of activities: *work with data having the status of the state secret*
The license covers:
No. 1535/1 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1535/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/3 – communication centre Petrozavodsk-50 of the Kondopozhsky communication centre of ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom;
No. 1535/4 – GU of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/5 - ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/7 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1535/8 – LTC of Sokolsky MRUS of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/9 - junction point of the production and technical department of ELECTROSVYAZ OF VOLOGDA OBLAST Branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/10 - CHEREPOVETSELECTROSVYAZ Branch of the Open Joint-Stock Company "North-West Telecom" (In the end of 2003 – beginning of 2004 the CHEREPOVETSELECTROSVYAZ Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated and annexed to the ELECTROSVYAZ OF VOLOGDA OBLAST Branch);

No. 1535/11 – Nyandomsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/12 – Velsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1535/13 - ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom;
No. 1535/14 – MURMANELECTROSVYAZ, a branch of the open joint-stock company North-West Telecom;
No. 1535/15 - NOVGORODTELECOM, a branch of the open joint-stock company North-West Telecom
No. 1535/16 – Okulovskoye RUS of NOVGORODTELECOM, a branch of the Open Joint-Stock Company North-West Telecom

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***1536***
Date of issue: ***02.06.2003***
Validity period: ***till 02.06.2008***
Authority issuing the license: ***The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast***
Areas of activities: ***measures and/or services of state secrets protection***
The license covers:
No. 1536/1 - ST. PETERSBURG TELEPHONE NETWORK, a branch of the open joint-stock company North-West Telecom;
No. 1536/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/3 - ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the open joint-stock company North-West Telecom;
No. 1536/4 - ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/5 - ARTELECOM OF ARKHANGELSK OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the open joint-stock company North-West Telecom;
No. 1536/7 - NOVGORODTELECOM, a branch of the Open Joint-Stock Company North-West Telecom

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***278M***
Date of issue: ***23.12.2003***
Validity period: ***till 02.06.2008***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***measures and/or services of state secrets protection (operation and storage of cryptographic facilities)***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***56-DG-000041***
Date of issue: ***19.04.2002***
Validity period: ***till 19.04.2007***
Authority issuing the license: ***Federal Mining and Industrial Supervision Committee of Russia (Gosgortekhnadzor of Russia)***
Areas of activities: ***gas networks operation***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***853x***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***

Areas of activities: ***maintenance of cryptographic facilities***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***854p***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***distribution of cryptographic facilities***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***855u***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***provision of cryptooperation services***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***SPB 02235***
Date of issue: ***24.05.2004***
Validity period: ***till 01.04.2029***
Authority issuing the license: ***Main Board of Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for St. Petersburg and Leningrad Oblast, Committee for Nature Management, Environment Protection and Environmental Safety of the St. Petersburg government***
Areas of activities: ***the Earth's interior use: prospecting and extraction of subsurface process waters for technological purposes (for use in air-cooling units)***
The license is applicable to:
5/7, Bataysky pereulok, Admiralteysky district, St. Petersburg

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***78-01-000285***
Date of issue: ***14.04.2005***
Validity period: ***till 14.04.2010***
Authority issuing the license: ***Federal Service for Supervision in the Field of Health Care and Social Development***
Areas of activities: ***Medical activities. Before-doctor aid: medical business, dentistry, physiotherapy. Other medical activities: pre-departure medical examination of drivers.***
The license is applicable to:
The Branch NOVGORODTELECOM

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***00338***

Date of issue: *06.04.2004*
Validity period: *till 01.04.2007*
Authority issuing the license: *United Board for Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for Novgorod Oblast*
Areas of activities: *water resources management (surface-water bodies) waste water disposal to the river of Volkhov*
The license is applicable to:
The Branch NOVGORODTELECOM

Issuer's forecast as to probability of license prolongation: *positive*

License: *00339*
Date of issue: *06.04.2004*
Validity period: *till 01.04.2007*
Authority issuing the license: *United Board for Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for Novgorod Oblast*
Areas of activities: *water resources management (surface-water bodies) waste water disposal to the river of Veryazhka*
The license is applicable to:
The Branch NOVGORODTELECOM

Issuer's forecast as to probability of license prolongation: *positive*

License: *00368*
Date of issue: *01.02.205*
Validity period: *till 31.12.2029*
Authority issuing the license: *Division for water resources of the Water Board for Dvina-Pechora basin in Komi Republic*
Areas of activities: *water resources management (surface-water bodies): the use of sections of water areas for underwater paths of communication cables; for placing swimming accessories*
The license is applicable to:
Svyaz of the Republic of Komi Branch

Issuer's forecast as to probability of license prolongation: *positive*

3.2.7. Issuer's Joint Activity

The Issuer conducts no joint business

3.2.10. Extra requirements for issuers whose key activities consist in provision of communication services

License: *22791*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) OJSC NWT (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous District and Saint Petersburg.

2) The services shall be provided using the Licensee's telematic service engineering facilities.

The Licensee's telematic service installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 500,000 users (of which, at least 100,000 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 5,000 simultaneous conversations by the end of the license term of validity. The number of users

simultaneously participating in an audio or video conference session shall be at least 100 (of which, at least 10 by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

5) Connection of the Licensee's speech information transmission telematic service to a public telephone communication network or to the portion of the Iskra network used for commercial purposes, and use of communication channels and physical circuits of a public communication network shall be based on an agreement with the operators of the respective public communication networks and at tariffs effective for the relevant category of users.

6) The capacity of the subscriber (connecting) multiple trunks used to connect the Licensee's equipment for speech information transmission telematic services to the switching stations of the public telephone communication network shall meet the effective requirements for the maximum load in busy hours (BH) per subscriber (connecting) line. Where a local telephone communication network has adequate facilities, the BH maximum load values may be updated by agreement between the local telephone communication network operator and the telematic service operator.

7) The Licensee may not provide its speech information transmission telematic service equipment for inter-exchange or inter-network connections on public telephone communication networks.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *22792*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) Data transmission services shall be provided using the licensee's data transmission network.

2) The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 1000 users (of which, at least 500 users by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

5) The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

6) International telex traffic generated by users may only be transmitted via the international station of the Telex network of the Russian Federation.

Wireless data transmission equipment operating in the 2400-2483.5 MHz frequency range may be used subject to permission by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

7) The Licensee shall provide the communication services covered by this license daily, 24 hours a

day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23224*
Date of issue: ***1.08.2002***
Validity period: ***till 1.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The Licensee is authorized to provide to users data channels, TV program and audio broadcasting channels, local, intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission in the licensed territory. The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee is at least 500.

2) By the end of the third year of operation the Licensee must ensure the possibility of arranging at least 70% communication channels of the quantity stated in item 1.

3) Channels, communication chains or physical circuits may be provided to users for the arrangement of communication networks, provided their owners have the respective licenses, for intraindustrial networks that do not provide communication services on a paid basis, including those having access to public communication networks, and for the arrangement of subscriber loops for the purpose of getting access to various communication networks in compliance with the networking rules.

4) Provision of communication services using radioelectronic facilities is permitted only after a permission of the State Radio Frequency Service for the use of operating frequencies is obtained.

5) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

6) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

7) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23225***
Date of issue: ***1.08.2002***
Validity period: ***till 1.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The Licensee's network capacity is 5 payphones and 50 call offices.

2) Long-distance and international telephone communication services shall be provided to users with the payphones and call office terminal facilities connected to local telephone networks of the appropriate public network operators, and of other operators licensed to provide local telephone services in the given territory, at the subscriber device level, under a joint business agreement.

Local, long-distance and international telephone communication services via payphone equipment shall be provided in compliance with the "Concept of a Uniform Payphone Card of Russia".

3) By the end of the third year, the Licensee shall ensure commissioning of at least 70% of the network capacity as specified in paragraph 1.

4) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23226*
Date of issue: ***14.11.2002***
Validity period: ***till 14.11.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The telegraph communication services shall be provided using the Licensee's engineering facilities.

The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

2) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

3) The Licensee may connect telegraph communication equipment to a public telegraph network (TG-P) and to an AT/Telex network, and receive and lease communication channels and physical circuits of a public communication network.

4) The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

The Licensee's equipment may be connected to an AT/Telex network at the level of subscriber devices and channel switch stations.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram. The accounts for telegraph traffic passed via a public telegraph network (TG-P) or an AT/Telex network shall be settled in the established procedure.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall comply with the requirements of the Communications Administration of the Russian Federation as to the traffic handling and service provision procedure.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23227*
Date of issue: *4.10.2002*
Validity period: *till 4.10.2012*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The Licensee shall provide to its network users access to long-distance and international telephone communication services via a public network.

2) The total installed capacity of the Licensee's communication network shall be at least 4,156,030 numbers, of which:

in the territory of the Republic of Karelia	*189,600 lines*
in the territory of the Komi Republic	*280,870 lines*
in the territory of Nenets Autonomous District and Arkhangelsk Oblast	*296,260 lines*
in the territory of Vologda Oblast	*301,880 lines*
in the territory of Kaliningrad Oblast	*163,520 lines*
in the territory of Leningrad Oblast	*415,150 lines*
in the territory of Murmansk Oblast	*273,470 lines*
in the territory of Novgorod Oblast	*167,140 lines*
in the territory of Pskov Oblast	*145,240 lines*
in the territory of Saint-Petersburg city	*1,922,900 lines*

3) Long-distance and international telephone communication services are provided using the Licensee's facilities, via a public network and a long-distance exchange of the appropriate geographic numbering zone, under agreements with OJSC Rostelecom, Russian Federation public long-distance and international communication operator.

4) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

5) The Licensee shall issue to other operators technical requirements for connection to its network, provided that they have licenses for public local / zonal communication services in the licensed area of the Licensee and in compliance with the effective rules and regulations of the RF Ministry of Communication and Information Technologies, meeting the applicable traffic handling rules and regulations.

6) Local / zonal communication services using radio relay transmission systems may be provided subject to a permit to use the operating frequencies according to industrial regulatory documents.

7) Subscriber lines of public telephone networks shall not be used as connecting lines.

8) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24074*
Date of issue: *14.11.2002*
Validity period: *till 1.02.2006*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast***
Basic conditions of activities:

1) Cellular communication services are provided using the Licensee's communication network, which shall form a part of the Russian Federation integrated cellular network SPS-450.

2) The installed capacity of the network, and the percentage of coverage of the area specified in this license, subject to a sufficient allocated frequency resource supported by the project, shall be at least 9,000 lines and 12%, respectively, as of 01.01.2006.

The area coverage percentage may be updated during the implementation of this license's requirements.

3) Each subscriber of the federal SPS-450 network, irrespective of their place of registration and the place of purchase of their subscriber equipment, shall be entitled to the use of the Licensee-created SPS-450 network.

4). The SPS-450 network shall ensure incoming and outgoing connections between the SPS-450 network subscribers and the subscribers of the RF public communication network.

5). The Licensee's activity aimed at integration of the SPS-450 network built thereby with foreign NMT-standard networks shall be approved by the RF Ministry of Communication and Information Technologies, or by a body authorized by the Ministry.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license, an inquiry has been sent to FSNS (the Federal Service of Supervision in the Field of Communication) concerning the extension of the license period

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24658*
Date of issue: *30.12.2002*
Validity period: *till 30.12.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area***
Basic conditions of activities:

1) The Licensee's network is designed for broadcasting audio programmes of Russian national and state-owned regional companies. Other programmes may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

4) Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *3166*
Date of issue: *24.01.1997*
Validity period: *till 1.07.2006*
Authority issuing the license: ***Ministry of Communication of the Russian Federation***
Areas of activities: ***Provision of local and long-distance telephone communication services (with addenda Nos. 1-5) in the territory of Leningrad Oblast***
Basic conditions of activities:

1) This license authorizes OJSC NWT to provide local and long-distance telephone communication services via a public network in the territory of Leningrad Oblast.

The total installed capacity of the Licensee's communication network shall be at least 50,100 lines.

2) Communication network capacity distribution:

Leningrad Oblast	
Vsevolozhsk District	***37,000 lines***
Gatchina District	***10,000 lines***
Vyborg District	***2,500 lines***
Tosno District	***300 lines***
Lomonosov District	***300 lines***

3) The Licensee's communication network may be connected to the public communication network of the Russian Federation at the level of local telephone network of St. Petersburg and Leningrad Oblast, to specifications of the appropriate public communication network operators, and in compliance with the general plan of Leningrad Oblast development.

4) Other communication networks shall not be connected to the Licensee's communication network within the licensed area to provide networks of access to the public communication network of the Russian Federation to their users.

5) The Licensee's communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication.

6) Radio extenders may be used in a subscriber area for the 330 MHz frequency range only, subject to a permit for operating frequency use from the RF communication supervision service.

7) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

8) Long-distance and international telephone communication services may be provided to the Licensee's network users via a public communication network only.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *12972*
Date of issue: *8.10.1999*
Validity period: ***till 27.06.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***
Authority issuing the license: ***State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 5, registered on 30/12/2002).
Basic conditions of activities:

1) The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations signal.

2) Transmission of additional information is understood for the purposes of the license as transmission of teletext and personal radio calls with channel multiplexing via a VHF FM network.

A special license shall be issued for the services of teletext and personal radio paging.

In these cases, authorization to operate the transmitter used shall be issued specifying the additional parameters.

Provision of additional information services shall not affect the quality of the TV and radio broadcast programmes.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *12842*
Date of issue: *9.09.1999*
Validity period: ***till 08.06.05 (by the moment the documents for license prolongation have been submitted to the authorized body)***
Authority issuing the license: ***State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)***
Areas of activities: ***License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the city of Vologda.***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).
Basic conditions of activities:

1) Telecasting services shall be provided via a cable TV network having the following characteristics:

Network capacity	***up to 75,000 subscribers***
Frequency channels	***- 7/3, SK-1, SK-3, 37/SK-5, SK-8, 9/8, 4/10, SK-11, SK-13, SK 14,SK-16, SK-18, SK-19, SK-21, SK-24, SK-26, SK-29, SK-31, SK-34, SK-37, 21, 25, 27, 28, 29, 33, 35, 29, 41, 43, 45, 47,49,51,53,55,57,59***
Frequency band	***- 5-30 MHz***

2) The RF Ministry of Communication and Information Technologies reserves the right to update this frequency plan in case of any changes in the frequency plan of air operation of radio electronic facilities.

3) The Licensee shall take actions to avoid interferences with mobile radio communication services for SK channels operation in the cable TV network, which occur due to the Licensee's equipment, according to instructions by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

4) The borders of the Licensee's network service area shall be determined according to the cable TV development plan for the given community as agreed with the local administration.

5) TV (audio) programs may be broadcast subject to a license for TV and radio broadcasting.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24459*
Date of issue: *15.12.2002*
Validity period: *till 15.12.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of mobile radio telephone communication services ALTAY in the territories of the cities of Vologda, Veliky Novgorod, Kaliningrad, Arkhangelsk and St. Petersburg***
Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's network: 6,100.

2. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequencies as per the Main Radio Frequency Center's Radio Frequency Permits No. 14-06-21/47659 of 10.11.2002, No. 14-06-21/47486 of 10.11.2002, No. 14-06-21/16455 of 07.04.2003, No. 14-06-21/47661 of 10.11.2002, No. 14-06-21/47660 of 10.11.2002 and No. 14-06-21/7269 of 13.02.2003.

3. Provision of communication services with the use of a communication facility under this license may only be started subject to a permit to operate such communication facility issued by the RF bodies of governmental supervision of communication and information technologies.

4. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

5. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

6. Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24460*
Date of issue: *15.12.2002*
Validity period: *till 15.12.2005*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of personal radio paging services in the territories of Novgorod and Murmansk Oblasts***
Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's communication network: 15,000.
2. The network shall be built using the following radio frequencies:
Novgorod Oblast - 159.500 MHz
Murmansk Oblast - 164.900 MHz The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

5. The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for interruptions necessary for preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the subscriber.

6. The Licensee's network may only be set up subject to design documentation developed in compliance with the Building Codes and the Industrial Process Design Regulations (SNiP and VNTP applicable in the RF and duly approved).

7. The IMT-MC 450 federal mobile network shall ensure incoming and outgoing connections between the IMT-MC 450 network subscribers and the subscribers of the RF public communication network.

Terms and feasibility of extension of the license term of validity:
The Issuer does not intend to extend the license period; documents for the cancelling of the license have been filed

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

License: *30205*
Date of issue: *30.12.2003*
Validity period: *till 30.12.2013*
Authority issuing the license: Ministry of RF for Communication and Informatization
Areas of activities: ***provision of cellular radio telephone communication services in the range of 450 MHz (using the IMT-MC 450 technology) in the territory of Arkhangelsk Oblast***
Basic conditions of activities:

1. OJSC North-West Telecom (the Licensee) is authorized by this license to provide services of digital cellular radio telephone communicant via a public communicant network in the range of 450 MHz using the IMT-MC 450 technology in the territory of Arkhangelsk Oblast.

2. The licensee shall, apart from provision of services using the IMT-MC 450 technology, support the operability of its NMT-450 standard network (retain the coverage area without impairing the communication quality) till the decision of the RF Communications Administration concerning the closing of the federal NMT- 450 standard cellular network.

3. In order to provide communication services by the IMT-MC 450 technology, the Licensee shall, at its own expense:

- initiate development of frequency and rate standards, and on their basis, set the terms of joint use of IMT-MC 450 networks and radio electronic facilities (REF) for civil and military purposes, prior to the start of the services;

- ensure vacation of continuous sections of the spectrum within the band assigned by the State Radio Frequencies Commission for this technology (453.00..457.4 MHz/463.0..467.4 MHz) for a stage-by-stage introduction of the technology IMT-MC 450-1x,2x:

by the start of provision of the services: one carrier, including the guard spaces;
1.25+2*0.26= 1.77 MHz;
by the end of the second year of operation: 2 carriers
2*1.25+2*0.26=3.02 MHz.

4. The installed network capacity in the area specified in paragraph 1 shall be, as of 31.12 of each year accordingly, at least:
2007 - 30,000 lines;
2013 - 100,000 lines.

The Licensee shall ensure provision of the services to at least 50% of the residents of the territory specified in the license by the end of the year 2007. The resident's coverage percentage may be updated during the implementation of this license's requirements.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *32240*
Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*
Authority issuing the license: ***Federal Service of Supervision in the Field of Communication***
Areas of activities: ***provision of communication services for cable broadcasting***
Basic conditions of activities:

1. The license holder shall start providing communication services no later than 31.10.2002.

2. The license holder shall provide communication services under this license only within the territory of the towns of Priozersk and Volosovo, Leningrad Oblast

3. The license holder shall ensure that the subscriber is provided with the following:

- ***access to the license holder's communication network;***
- ***delivery of TV and sound programmes via the cable TV network from the transmitting device to the user (terminal) equipment.***

4. The license holder's cable TV network may be used, provided the interference immunity standards are complied with and provided interferences of radio electronic devices operating in compliance with the Table of Bandwidth Assignment to Services of the Russian Federation in the frequency band from 3 kHz to 400 kHz are precluded.

5. Services may be provided under this license, only provided there is a license for broadcasting and/or provided there is a contract for the provision of communication services with the broadcasting license holder.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *32241*
Date of issue: *29.06.2001*
Validity period: *till 29.06.2006*
Authority issuing the license: ***Communication Supervision Federal Service***
Areas of activities: ***Services of mobile radio communication in public communication networks***
Basic conditions of activities:

1. The license holder shall start providing communication services no later than 29.12.2001.

2. The license holder shall provide communication services under this license only within the territory of Leningrad Oblast

3. The license holder shall ensure that the subscriber is provided with the following:

- ***connections via the mobile radio communication network for the reception (transmission) of voice and non-voice information with continuous communication in the services provision irrespective of subscriber's location, among other things, when he/she/it is in motion;***
- ***connections with subscribers and/or users of fixed telephone communication networks of the public communication network;***
- ***access to communication services provided by other communications operators, whose communication networks interact with the license holder's communication network, except for operators of fixed and mobile telephone communication***
- ***for one or several groups of subscribers of the license holder with simultaneous connection in the form of half-duplex radio communication via one communication channel irrespective of the number of subscribers in the group, and/or simultaneous connection with the participation of a controller;***
- ***access to the information and reference service system;***
- ***free round-the-clock calling of emergency services by all subscribers of the license holder's communication network.***

4. In providing communication services, the license holder shall observe the rules of connection and interaction of telecommunication networks, approved by the Government of the Russian Federation: in connecting the mobile radio communication network of the license holder to the public communication network, in connecting other communication networks to the license holder's mobile radio communication network, in registration and passing of traffic in the license holder's mobile radio communication network and registration and passing of traffic from (to) communication networks of other operators.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

b). 1. Communication networks

The telecommunication network of OJSC NWT includes the following basic constituents:

- ***Local fixed telephone networks, including city and rural networks;***
- ***Wireless communication networks, including mobile radio telephone communication, mobile radio communication in public communication networks and subscriber radio access networks;***
- ***Document telecommunication networks, including traditional telegraph communication networks and data transmission and telematic services networks;***
- ***Wired-radio networks;***
- ***Primary networks:***
  - ***local;***
  - ***intra-zone.***

Description of OJSC NWT networks as of 31.12.2005

1.1. Local fixed telephone networks, including city and rural networks;

Data on the installed and commissioned capacity of telephone exchanges of city and rural telephone networks are given in Table 1.

Table 1

Branch	*Installed capacity, thousand lines*		*Total commissioned capacity, thousand lines*	
	city telephone networks	*rural telephone networks*	*city telephone networks*	*rural telephone networks*
Artelecom	*325,505*	*66,586*	*298,000*	*58,723*
Electrosvyaz of Vologda Oblast	*292,858*	*65,487*	*280,000*	*58,752*
Electrosvyaz of Kaliningrad Oblast	*181,681*	*22,226*	*166,000*	*18,716*
Electrosvyaz of the Republic of Karelia	*196,769*	*28,950*	*186,000*	*26,153*
Murmanelectrosvyaz	*295,520*	*12,730*	*287,000*	*12,000*
Novgorodtelecom	*172,875*	*30,628*	*162,000*	*26,000*
Electrosvyaz of Pskov oblast	*119,361*	*41,800*	*113,000*	*35,000*
Lensvyaz	*371,863*	*96,828*	*355,000*	*87,263*
Svyaz of the Republic of Komi	*262,000*	*61,000*	*249,000*	*55,000*
PTN	*2,167,113*	-	*1,978,000*	-
Total for OJSC NWT	*4,382,567*	*424,669*	*4,075,000*	*378,000*

The digitalization level for the local telephone network of OJSC NWT on the whole is 53.78%: 56.51% on city telephone networks and 22.92% on rural telephone networks.

1.2. Wireless networks

Data on the composition and number of subscribers of wireless networks for branches of OJSC NWT are given in Table 2

Table 2

Branch	*Number of subscriber stations connected to the network, pcs.*

	Mobile radio telephone networks (NMT-450)	*Mobile radio communication networks in public communication networks*	*subscriber radio access*
Total for OJSC NWT	*1,997*	*1,420*	*5,943*

The NMT-450 standard mobile radio telephone network is deployed in Arkhangelsk Oblast and operated by the Artelecom branch.

Mobile radio communication networks in public communication networks are organized on the basis of Altay-3M systems in the frequency band of 300 MHz in the territory of St. Petersburg, Arkhangelsk, Kaliningrad, Novgorod, Vologda and Pskov.

1.3. Document telecommunication networks

1.3.1. Telegraph networks (Tributary Office Telegraph Communication, switched channel telegraph service/ Telex)

Due to the decreased demand for traditional services of telegraph communication, there is no increase in the volumes of telegraph networks. Nevertheless, telegraph networks continue to operate, are maintained at the appropriate level and upgraded. A gradual replacement of telegraph sets by modern computer-based terminals and replacement of obsolete message switching centers by modern united switching stations is taking place.

1.3.2. Data transmission and telematic service networks

In the framework of document telecommunication networks of OJSC NWT, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.

At the moment, the regional multiservice network of OJSC North-West Telecom is being developed.

1.4. Wired-radio networks

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

1.5. Primary networks

1.5.1. Local primary networks

Local primary networks of NWT include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-16 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where laying of fibre-optic cables is impossible or economically inadvisable, radio-relay lines are used. Radio-relay lines with PDH systems (IKM-15, IKM-30, NxE1, E3) and SDH systems (STM-1), as well as thin-route radio-relay lines (Nx voice-frequency channels) are used.

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

1.5.2. Intrazone primary networks

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-64 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines.

Channels lease from other operators

Table 3

Leased channels	Unit of measurement	Lessor's name and address			Number	Contractual period
		Region	Name	Address		
Lease of TF communication channels	TF channel	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow, 103091	3719	Contracts are signed for 1 year and may be prolonged for the next year upon agreement of the parties
lease of digital channels	Digital channel	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow, 103091	1086	
	Digital channel	Saint Petersburg	CJSC Peterstar	24, ul. B. Morskaya, St. Petersburg	6	
	Digital channel	North-West	CJSC Delta Telecom	22, ul. Bolshaya Morskaya, St. Petersburg	210	
	Digital channel	North-West Kaliningrad	CJSC Zond Holding	11, ul. Ordzhonikidze, Moscow	2	
	Digital channel	North-West	St. Petersburg Teleport	49, Borovaya, St. Petersburg	13	
	Digital channel	North-West	North-West Branch of MegaFon OJSC	1, ul. Artilleriyskaya, St. Petersburg, 191104	16	
	Digital channel	Kaliningrad	CJSC Ekstel	41/1-11, ul. G. Butkova, Kaliningrad	8	
	Digital channel	Kaliningrad	OJSC Kaliningrad TransTeleCom	1 ul. Kievskaya, Kaliningrad	12	
	Digital channel	Murmansk oblast	OJSC Kolatelecom	5/23, ul. Vorovskogo, Murmansk, 186038	25	
	Digital channel	North-West	CJSC Rascom	Saint Petersburg 93A, nab. Obvodnogo kanala	270	
	Digital channel	North-West	CJSC Trans Telecom Company	27, ul. Nizhegorodskaya, Moscow, 109029	28	
	Digital channel	North-West	OJSC "Mobile Systems"	4, Marxistskaya ul., Moscow	573	

3.3. Plans of Issuer's Future Operation

Organizational goals of the Company:

- to improve the degree of Company's orientation towards clients' needs, expecting an improvement of their loyalty:

- to improve the clients servicing standard;

- to enhance the orientation of the Company's business processes and personnel towards clients.

- To improve manageability of the Company through:

- introducing up-to-date information systems;

- restructuring the organization of the Company;

- centralizing the management by the basic functional areas through introducing unified working standards and forming procedures for interaction between the General Directorate and the Branches.

- formulating unified policies and business procedures inside the Company.
- To optimize Company's costs.
- To build a highly professional team motivated to achieve the strategic goals of the Company.

The OJSC NWT's development strategy is aimed at winning the telecommunication services market throughout the North-Western region of Russia.

The key tasks to be tackled by the Issuer within the five years to come include:
- to be the leader in the market of fixed communications of the Northwestern Federal District;
- to increase the proceeds of the Company annually and to increase the income per client;
- to develop the services of Internet-access, data transmission and comprehensive services for business clients;
- to increase the shares of the company in the markets of new services, including the increase of the share of income from providing promising services in the total income of the company.

Solving these tasks will require much effort in developing the communication networks infrastructure.

The key areas of developing telecommunication networks of OJSC North-West Telecom are:
- telephone network digitalization;
- creating intelligent networks;
- creating multiservice networks for provision of integrated services;
- digitalization of primary public networks.

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC NWT has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC NWT's network – transition to the digital network with a wide range of new services. In this connection, OJSC NWT's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To resolve this problem, it is planned to renovate and re-equip switching systems and linear facilities; to expand the operating telephone exchanges; to renovate technical premises; and to perform other works aimed at replacement and improvement of obsolete and worn equipment.

OJSC North-West Telecom's financial plans for the five years to come provide for:
· increasing receipts through increasing the volume of provided services;
· reducing the specific value of expenses;
· significantly reducing and liquidating the accounts receivable for communication services;
· pursuing a flexible rate policy;
· attracting new investment.

Sources of future income:
Issuer's principal activities.

Plans for organizing, expanding or curtailing new operating facilities:
There are no plans for organization of new operating facilities or their curtailment. The Issuer will continue its operation under the existing licenses.

Design of New Product Types:
No design of new product types is planned by OJSC PTN: the Company is planning to do its business in the framework of the active licenses.

Upgrading and renovation of key assets:
To introduce new equipment, upgrade the obsolete equipment and to improve the operating processes, OJSC PTN is purchasing and installing modern digital equipment for new electronic type automatic telephone exchanges.

Possible changes in Issuer's business field:
OJSC NWT does not plan any changes in the field of its principal business - provision of communication services

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: ***Iskra – the Association of Operators of the Federal Business Servicing Network***
Position and functions of the Issuer in the association: ***OJSC NWT is a participant in the Iskra BSN Association from November 28, 2001***
As a member of the Association, the Company has the following functions:
1. Participation in the management of the Association
2. Representing the Association in the operation regions
3. Paying annual target fees in due time, the amount of the fees being determined by the General Meeting of the Members
4. Providing information required to resolve issues related to the operation of the Association

According to the Articles of Association, the basic tasks of the Association are:
Facilitating the development of a Mutually Coordinated Communication Network of the Russian Federation
Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter referred to as Iskra BSN)
Facilitating the provision of the needed volume and quality of up-to-date communication services rendered to customers in Russia.
Facilitating the development of the research, technical, economic and organizational bases of Iskra BSN
Facilitating the distribution of standardized solutions in creating the Iskra BSN
Studying and facilitating the coordination of the interests of domestic developers, suppliers and consumers of Iskra BSN's services
Distributing the advanced experience of digital networks organization in Russia and abroad
Developing proposals on development of Iskra BSN
Facilitating the development of the Russian market of communication services, studying the needs of consumers, advertising the capacities and advantages of Iskra BSN.
Now a decision was taken on withdrawal from the list of the members of the Association

Organization: ***Association of Document Telecommunication***
The Issuer has been a member of the Association since the year 2002.
Position and functions of the Issuer in the organization: ***The Association was founded for the purpose of facilitating the implementation of the state policy in the field of telecommunication, facilitating the study of users' needs, agreeing upon and coordinating their interests with the interests of information and telecommunication systems manufactures and operators, facilitating the creation of a legislatively grounded standard and law mechanism of developing the information and telecommunication technologies and their applications, facilitating the integration of Russian telecommunication and information systems into the European and world infrastructures. OJSC North-West Telecom is a member of the Association.***
As a member of the organization, the Issuer performs the following functions:
1. Paying annual membership fees in due time
2. Facilitating the implementation of decisions taken by the state authority in the field of telecommunications
3. Facilitating the cooperation of departments and organizations in creating and using telecommunication networks
4. Facilitating the design and implementation of programmes for the development of data transmission networks and systems, telematic services, etc.

3.5. Issuer's subsidiaries and affiliates

Full official name: ***RSU (Repair and Construction Board) -Telecom Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Construction, operation and renovation of production, social, cultural and utility facilities, including communication facilities***
Description of the role of the Company for the Issuer's business: ***The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Sergey Grigoryevich Bukin
Year of birth: ***1959***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Alexander Alexandrovich Shkryl
Year of birth: ***1966***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000568 %***
Percentage of Issuer's common stock held by the said party: ***0.000729 %***

Andrey Alexeyevich Kulazhenkov
Year of birth: ***1964***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Recreation and Disease Prevention Centre "Svyazist" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Provision of services in health centre and resort treatment and care***
Description of the role of the Company for the Issuer's business: ***Participation in the Company makes it possible to reduce issuer's social expenditure. The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Yury Nikolayevich Vinogradov
Year of birth: ***1950***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0.000053%***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Nikolay Gennadyevich Bredkov

Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.003288 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Tatiana Alexandrovna Shuyskaya
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.001311 %***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***AMT Closed Joint-Stock Company***
Abbreviated official name: ***AMT CJSC***
Location: ***24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.195012 %***
Percentage of Issuer's common stock held by the said party: ***0.248005%***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Operation in the securities market within the limits established by the active law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Vladimir Alexandrovich Sokolov
Year of birth: ***1976***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors (Supervisory Board) - ***not provided for in the Articles of Association of the legal entity.***
Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***
Issuer's share in the authorized capital of the corporation: ***100%***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.248301 %***
Percentage of Issuer's common stock held by the company: ***0.01819 %***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Brokerage and dealership in the securities market***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities***

Officials:
Board of Directors:
Alexandr Yuryevich Agalakov
Year of birth: ***1962***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***

Percentage of issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexandr Surenovich Khutsiyev
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000358 %***
Percentage of Issuer's common stock held by the said party: ***0.000307 %***

Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***26, ul. Bolshaya Morskaya, office 422, St. Petersburg, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Transactions with securities, when this does not contradict the RF law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors and collective executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***

Basic areas of business of the Company: ***Data transmission services; Telematic services; Voice communication services of telematic data transmission services***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.***

Officials:
Victor Evgenyevich Novikov
Year of birth: ***1946***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital:
Percentage of Issuer's common stock held by the said party:

Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000203 %***
Percentage of Issuer's common stock held by the said party: ***0.000261 %***

Nikolay Pavlovich Emelyanov
Year of birth: ***1948***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.07438%***
Percentage of Issuer's common stock held by the said party: ***0.08316%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***Paging services have no prospects. A decision has been taken to liquidate the share of participation.***

Officials:
Igor Yurievich Markov
Year of birth: ***1974***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vera Anatolievna Chuprova
Year of birth: ***1954***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0.004022%***
Percentage of Issuer's common stock held by the said party: ***0.003273%***

Sole executive body: ***The sole executive body in the course of voluntary liquidation is not provided for by the legislation.***

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***"Artelecom Service" LLC***
Location: ***4, proyezd Priorova, Arkhangelsk, 163071, Russian Federation***
Issuer's share in the authorized capital of the corporation: ***77 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Local telephone communication services; Organization of hotel services and consumer services; Sporting, health-improving, tourist and other services; Organization and commercial operation of public catering outlets: restaurants, cafes, bars and other facilities.***
Description of the role of the Company for the Issuer's business: ***The Company services issuer's secondary assets.***

Officials:
Alexandr Alexandrovich Vavilin
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.015298 %***
Percentage of Issuer's common stock held by the said party: ***0.018986 %***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.003288 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Sergey Arkadyevich Surovtsev
Year of birth: ***1947***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.016124 %***
Percentage of Issuer's common stock held by the said party: ***0.020134 %***

Oleg Stanislavovich Shedenkov
Year of birth: ***1967***

Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alla Victorovna Ionina
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Elvira Ravilovna Sadykova
Year of birth: ***1967***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***50 %***
Percentage of common stock held by the Issuer: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***The issuer holds over 20% of the Company's authorized capital. In virtue of predominating number of votes held by the Issuer's representatives in the Company's Board of Directors the Issuer may determine decisions made by this management body***
Basic areas of business of the Company: ***Leasing out communication channels; Data transmission services; Telematic services; broadcasting of TV and sound programmes via a cable TV network***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer***

Officials:
Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***

Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Nina Yakovlevna Troshina
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000216%***
Percentage of issuer's common stock held by the said party: ***0.000266 %***

Alexandr Alexeyevich Khlyzov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Borisovich Korzenev
Year of birth: ***1971***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***"Parma-Inform" LLC***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of the Company's authorized capital***
Basic areas of business of the Company: ***Telematic and data transmission services***
Description of the role of the Company for the Issuer's business: ***Cooperation with the Issuer for the purpose of creating and development of data transmission networks in the territory of Komi Republic***

Officials:
Alexandr Veniaminovich Selivanov
Year of birth: ***1963***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00187 %***
Percentage of issuer's common stock held by the said party: ***0.000307 %***

Boris Ivanovich Lyyurov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Dmitry Anatolievich Khmelevsky
Year of birth: ***1973***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Roman Evgenyevich Monyakhin
Year of birth: ***1980***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Eduard Anatolievich Rozhkov
Year of birth: ***1972***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Percentage of common stock held by the Issuer: ***40 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Abbreviated name: ***Insurance CJSC "Medexpress"***
Location: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Percentage of common stock held by the Issuer: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Voluntary medical insurance: all varieties of personal and proprietary insurance***
Description of the role of the Company for the Issuer's business: ***Social effect of participation: insurance of Issuer's employees.***

Officials:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.033196 %***

Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Frieder Booble
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Valery Nikolayevich Yashin
Year of birth: ***1941***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.143149 %***
Percentage of Issuer's common stock held by the said party: ***0.089292 %***

Wolfgang Wand
Year of birth: ***1952***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Gerhard Jurk
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nataliya Yuryevna Shumilova
Year of birth: ***1946***
Duties of the official: ***Member of the collegiate executive body, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vladimir Grigoryevich Kaufman
Year of birth: ***1948***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Lidiya Tomovna Beryozka
Year of birth: ***1953***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Yury Alexandrovich Samovarov
Year of birth: ***1960***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexey Alexandrovich Krasnoyartsev
Year of birth: ***1964***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Full official name: ***PARMA-TELECOM Limited Liability Company***
Abbreviated official name: ***PARMA-TELECOM LLC***

Location: ***10, ul Kommunisticheskaya, Syktyvkar, 167610, Russia***
Issuer's share in the authorized capital of the corporation: ***34.18 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the company: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Provision of local, long-distance and international telephone communication services***
Description of the role of the Company for the Issuer's business: ***In fact the Company does not operate according to the license. The share of participation shall be liquidated.***

Officials:
Pavel Gennadievich Golovanov
Year of birth: ***no data***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Sergey Gennadievich Pisarev
Year of birth: ***1970***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.004022%***
Percentage of Issuer's common stock held by the said party: ***0.003273***

Full official name: ***WestBaltTelecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***28 %***
Percentage of common stock held by the Issuer: ***28 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Local, long-distance and international telephone communication services, data transmission services, telematic services;***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in upgrade and development of telecommunications in Kaliningrad Oblast.***

Officials:
Natalya Nikoleyevna Artemova
Year of birth: ***1951***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000017%***
Percentage of Issuer's common stock held by the said party: ***0.000021%***

Oleg Stanislavovich Shedenkov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***

Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Samoil Davidovich Moldavskiy
Year of birth: ***1963***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***0.000982 %***
Percentage of Issuer's common stock held by the said party: ***0.000212 %***

Sergey Stepanovish Savchuk
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Andrey Yevgenyevich Patoka
Year of birth: ***1969***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Percentage of common stock held by the Issuer: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation.

Full official name: ***Dancell Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***
Percentage of common stock held by the Issuer: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***The share of participation shall be liquidated***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

3.6. Composition, structure and value of issuer's fixed assets, information on plans for acquisition, replacement and retirement of fixed assets, and on all facts of issuer's fixed assets burdening

3.6.1. Fixed assets

The information is not submitted for this period under report

IV. Data on Financial and Economic Operation of the Issuer

4.1. Results of the Financial and Economic Operation of the Issuer

4.1.1. Profit and Loss

The information is not submitted for this period under report.

4.1.2. Factors that have influenced the change of the amount of receipts from issuer's sales of goods, products, jobs, services and profits (losses) of the issuer from the principal activity

The information is not submitted for this period under report

4.2. Issuer's liquidity

The information is not submitted for this period under report

4.3. Amount, structure and sufficiency of issuer's capital and circulating funds

4.3.1. Amount and structure of issuer's capital and circulating funds

Index (thousand roubles)	4th quarter of the year 2005
Authorized capital	1,131,415
Total value of Issuer's shares redeemed by the Issuer for subsequent resale	0
Capital reserves	56,571
Additional capital	8,092,702
Retained Net Profit (Uncovered Loss)	***The information is not submitted for this period under report***
Total amount of capital	***The information is not submitted for this period under report***

Structure and amount of the Issuer's circulating assets according to accounts and reports:
The information is not submitted for this period under report

4.3.2. Issuer's Financial Investment

The information is not submitted for this period under report

4.3.3. Issuer's Intangible Assets

The information is not submitted for this period under report

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

Development of OJSC NWT is implemented in compliance with the General Schedule for the Development of Telecommunication Networks of the Interregional Company North-West Telecom, prepared by OJSC Giprosvyaz to the order of OJSC NWT in 2002. In June 2005 the agreement was signed with FSUE LONIIS for working out the development concept for multiservice network infrastructure of OJSC North-West Telecom for provision of up-to-date services and migration to NGN networks. In the 3rd quarter of 2005 about 826 thousand roubles were spent for financing these works.

In August 2005 applications were submitted to the Federal Institute of Industrial Property for registration of trademarks "Advance" – Internet on credit and "Advance-guard" – IDSL Internet.

4.5. Analysis of the development trends in the field of the Issuer's principal activity

For many years, the Russian communication industry has been showing positive business trends. Growing demand for communication services, and growing scopes of services provided have been recorded. Against the background of economic growth in all segments of the communication services market, the industry's investment activity is increasing.

In the 1st half of 2003, the process of restructuring of telecommunication operators affiliated with OJSC Svyazinvest was finalized. As a result, 7 interregional communication operators were established that are comparable to Eastern Europe's fixed communication operators by several parameters. The finalization of the legal procedure of OJSC Svyazinvest companies restructuring was the initial phase of the reform in the telecommunication sector. Currently, corporate restructuring of the united communication companies is underway. Main trends in the communication industry for the next few years:

- switchover to the time-based rating of local outgoing calls,
- drastic improvement of the tariff policy,
- enhancement of the technical level of public telephone networks.
- development of new technologies, including Internet access technologies.

An important line of the industry's development in the years to come is radical improvement of the tariff policies of telecommunication companies by bringing the communication service charge rates to the level of economically feasible costs, and by minimizing the limits of communication services cross-subsidizing. Among other things, the communication services pricing reform implies higher rates for local telephone communication and avoidance of local communication service subsidizing at the expense of long-distance communication services. The OJSC Svyazinvest holding, RF Ministry of Information Technology and Communication, and the Federal Tariff Service jointly work to revise the tariff policy.

The investment policy of interregional telecommunication companies shows a trend of saving large amounts of capital investment in public telephone and data transmission network expansion and updating, which is intended to reduce the telephone installation waiting lists and to improve the network digitization level.

According to analysts, on the average, Russian interregional communication companies cost 35 to 40 percent lower than similar companies on developing markets in terms of the company value-to-sales ratio (EV/S). Due to this, a leading growth of Russian telecommunication companies is forecast compared to similar foreign operators, which is attributable to their lower current market valuation.

The Issuer's business development is in line with the industry's overall trends.

Forecast of a possible change of the situation

The communication industry development corresponds to the general positive trends in the Russian economy. Besides, the industry has been steadily growing over the recent several years: novel technologies and new services are emerging, and demand for communication services is growing. The Issuer's business is also aimed at providing the full range of telecommunication services to a broad group of users.

Factors and conditions influencing the Issuer's business and its results:

The main risk factors considered by the Company in pursuing its business are:

1) On January 1, 2004, the new Federal Law on Communication came into effect, which establishes the legal basis for Russian communication industry's activity, and determines the industrial status of governmental bodies. The law may increase the extent of the Company business regulation, and until its appropriate by-law regulations are adopted, a period of contradictions and uncertainty related to interpretations of the law by regulatory bodies is inevitable.

According to the new law, the Company shall set equal conditions of telecommunication networks connection and traffic passing for communication operators providing similar services, and shall provide connection and traffic passing services to such operators on the same terms and of the same quality as for its own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shall be paid for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

According to the new law, the Company shall set equal conditions of telecommunication networks connection and traffic passing for communication operators providing similar services, and shall provide connection and traffic passing services to such operators on the same terms and of the same quality as for its own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shall be paid for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

2) The ongoing processes of alternative telecommunication companies' integration into large international holdings.

Forecast for the duration of the above factors and conditions:

It is difficult to forecast the duration of the principal adverse factors, as it is impossible to forecast the lifetime of the basic law regulating the telecommunication business. The alternative operators integration process is very dynamic and will last for another several years.

Actions taken and intended to be taken by the Issuer in the future for efficient use of these factors and conditions:

The key competitive advantages will be used.

Material events/factors that may most adversely affect the Issuer's ability to achieve similar or higher results in the future as compared to the results obtained in the last reporting period:

In the future, the main adverse effects should be expected from aggravating competition, especially by operators using the IP telephony technology enabling one to provide services at lower price rates, which reduces the traffic for traditional operators and, accordingly, has an adverse effect on their earning trends.

Probability of occurrence of such events (factors):

The probability of serious competition on the side of operators using the IP-telephony technology is very high, since they are aggressively penetrating into all the regional markets.

Material events/factors that may improve the Issuer's business results:

The overall growth of Russia's economy and increase of the communication industry's segment in GDP are favorable for the Company's business.

Key Competitors

OJSC NWT is the leader by physical indicators in the sector of local telephone connection services for residents. In the regional branches of OJSC NWT the share of local telephone connection services provided to the population is from 60 to 98%. As to the business sector, which is the most profitable today, the market share by physical volume in the regional branches of OJSC NWT is from 30% to 85%.

OJSC NWT holds leading position in the North-West market of long-distance and international connection. In the years to come the insignificant growth of traffic (both long-distance and international) is expected to continue, with simultaneous reduction of the traffic growth rate. The fall in the traffic growth rate has been partially caused by the intensive activities of alternative operators (including mobile communication operators) and by the increased use of IP-telephony.

The market of Internet services is characterized by a high level of competition. Of the market segments where OJSC North-West Telecom is represented, it is the above segment that is developing most rapidly. In 2000-2005 OJSC North-West Telecom held the leading position by dial-up access in such branches as: Artelecom of Arkhangelsk Oblast, Electrosvyaz of the Republic of Karelia. In the field of dedicated access to the Internet, services both to the business sector and to wealthy sections of the population must be actively promoted. An increase in the demand for dedicated lines by 30-40% is forecasted in connection with the introduction of the time-based billing system for local telephone calls and stricter requirements for data transmission speed.

Competitive position:

OJSC NWT has a sufficient set of competitive advantages to achieve the Company's strategic goals. Of these, the most essential are:

2. *Low level of rates for services provided;*
3. *Developed infrastructure, and broad geographic coverage network;*
4. *A wide range of telecommunication services*

•

To maintain the competitive capacity, OJSC North-West Telecom is implementing a strategy of integrated growth aimed at the development and updating of the existing communication network and construction of new telecommunication networks for providing high technological level services – ISDN and xDSL. Besides, a project is being implemented to create a multiservice communication network that will facilitate the formation of a single information space of the region.

The above factors' influence degree:

Factor	Factor importance rating
Considerable client base	1
Developed own infrastructure, and broad geographic coverage network;	2

Orientation towards the client	3
Intensive promotion of services	4
A wide range of telecommunication services	5
Availability of the financial capacity to launch large-scale projects.	6

1 - a high importance rate
6- a low importance rate

V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1. Data on the Structure and Terms of Reference of the Issuer's Management Bodies

Under articles 12, 13, 14 and 15 of the Articles of Association, the Issuer's management bodies are:

The general meeting of the shareholders is the supreme management body of the company.

The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

General Manager is the sole executive body managing the current operation of the Company.

Terms of reference of the general meeting of the Issuer's shareholders according to its Articles of Association (paragraph 12.2 of article 12 of the Issuer's Articles of Association):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) revisions of, and amendments to the Articles of Association, or approval of a new wording of the Articles of Association (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) decision on delegation of the authority of the Company's one-person executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

24) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association (Charter).

The general meeting of shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8, 9, 15-19, and 23 of paragraph 12.2 of the Articles of Association (Charter) exclusively when introduced by the Board of Directors. *In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.*

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

Terms of reference of the Issuer's Board of Directors according to its Articles of Association (Charter) (paragraph 13.4 of article 13 of the Issuer's Articles of Association):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of the Company's development;

2) preliminarily approving operations, which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association (Charter), except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Federal Law on Joint-Stock Companies;

22) determining the basic principles of constructing the organizational structure of the Company;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the one-person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;

36) deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;

39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

40) approving the Company's risk management procedure;

41) approving the Company's Corporate Governance Code.

42) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

Resolutions on the matters listed under subparagraphs 7 and 20 of paragraph 13.4 of the Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in matters listed under subparagraphs 7 and 20 of paragraph 13.4 of the Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In this case, a decision may be passed by the majority of votes of holders of the Company's voting shares attending the meeting.

Decisions on the issues indicated in subparagraph 21 of paragraph 13.4 of the Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

Items other than those listed in paragraph 13.6 of the Articles of Association and classified in the frame of reference of the Board of Directors by the Federal Law "Joint-Stock Companies" and by the Articles of Association shall be passed by the majority of votes of the members of the Company's Board of Directors attending the session.

Terms of reference of the Issuer's collegiate executive bodies according to their Articles of Association (paragraph 14.4 of article 14 of the Issuer's Articles of Association):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-profit organizations, in which the supreme management body is formed without participation of a promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

17) approval of the Company's organizational structure, including the basic functions.

The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager.

The terms of reference of the one-person executive body include the following issues (article 15 of the Issuer's Article of Association):

General Manager shall take decisions on matters not assigned under this Charter to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

The General Manager acts as the Chairperson of the Management Board.

The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Data on availability of an issuer's bylaw establishing the rules of issuer's corporate behaviour:

By the decision of the Board of Directors of the Open Joint-Stock Company NWT of September 22, 2004, the Corporate Governance Code (Set of Rules) of OJSC NWT was approved.

Internet page where the full text of the Issuer's Code of Conduct (Corporate Governance Code) is published for free access:

Ошибка! Источник ссылки не найден.

Data on amendments to the Issuer's Articles of Association introduced in the last period under report:

No amendments were introduced to the Articles of Association in the period under report

Data on amendments to the Issuer's by-laws introduced in the last period under report:

No amendments were introduced to the by-laws in the period under report

Internet-page where the full text of the valid version of the Issuer's Articles of Association and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

Ошибка! Источник ссылки не найден.

5.2. Information on members of the Issuer's management bodies

Members of the Issuer's Board of Directors:

Chairperson: ***Valery Nikolayevich Yashin***
Education: ***Higher***

Members of the Board of Directors:
1) ***Valery Nikolayevich Yashin***
Year of birth: ***1941***

Posts for the recent 5 years:
Period: ***1996 – till now***
Organization: ***Telecom-Soyuz Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***1998 – till now***
Organization: ***St. Petersburg Payphones Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Open Joint-Stock Company North-West Telecom***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***General Manager***

Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Chairman of the Management Board***

Period: ***2000 - 2003***
Organization: ***Mobile Telecommunications Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***Chairperson of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Electrosvyaz of Moscow Oblast Open Joint-Stock Company***
(since 2001 – Central Telecommunication Company – Open Joint-Stock Company)
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Svyazinvest-Media Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2004***
Organization: ***RTComm.RU Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electricheskaya Svyaz of Oryol Oblast Open Join-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2003***
Organization: ***Rostelecom-Garantiya Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***2001 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chairperson of the Board of Directors***

Period: ***2002 – till now***
Organization: ***The Russian Foundation of the History of Communications***
Position: ***member of the Management Board***

Period: ***2003 – till now***
Organization: ***FC-Zenith Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Share of the party in the Issuer's authorized capital: ***0.143149 %***
Percentage of Issuer's common stock held by the said party: ***0.089292 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

2) Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2000***
Organization: ***National Association of Stock Market Members***
Position: ***Deputy Chairperson of the Executive Council***

Period: ***2000 - 2001***
Organization: ***Smolensksvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2001***
Organization: ***Kirovsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2001***
Organization: ***Saratovenergo Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 - 2005***
Organization: ***National Association of Independent Directors***
Position: ***Chairman of the Management Board***

Period: ***2005 – till now***
Organization: ***National Association of Independent Directors***
Position: ***Chairperson of the Supervisory Board***

Period: ***2002 - 2004***
Organization: ***Association for Investors' Rights Protection***
Position: ***Director***

Period: ***2002 – 2005***
Organization: ***Central Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Baltika Brewery Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Russian Electrical Engineering concern "Ruelprom"***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Board Solutions Closed Joint-Stock Company***
Position: ***General Manager***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

3) ***Ivan Ivanovich Rodionov***
Year of birth: ***1953***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 – till now***
Organization: ***Representative office, AIG-Brunswick Capital Management Limited Company***
Position: ***Managing Director***

Period: ***2001 - 2002***
Organization: ***Artelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***"AIG-Interros RCF Advisor" Company***
Position: ***Managing Director***

Period: ***2004 – till now***
Organization: ***Fosagro Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***

Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

4) Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1995 – till now***
Organization: ***"NCH Advisors, Inc"***
Position: ***Vice-President***

Period: ***1999 - 2001***
Organization: ***Kuban airlines Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Electrosvyaz of Chelyabinsk Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Novosibirskenergo Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Lipetskelectrosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2003***
Organization: ***GUM Trading House Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Electrosvyaz of Krasnoyarsk Krai Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Farmimex Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2004***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***

Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5) Nikolay Moiseevich Popov
Year of birth: ***1949***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2002-2004***
Organization: ***Ministry of Communications of Russia***
Position: ***Head of the Board for organization of licensing***

Period: ***2004 – till now***
Organization: ***Ministry of Russia for Information Technologies and Communication***
Position: ***Director of the Department of State Programmes, Infrastructure Development and Use of the Limited Resource***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

6) ***Irina Mikhailovna Ragozina***
Year of birth: ***1950***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1996 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***member of the Board of Directors***

Period: ***1998 - 2001***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***Svyazinform of Chelyabinsk Oblast Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 – till now***

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Corporate Governance Department Director***

Period: ***2000 - 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2000***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Kurgan Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

7) ***Alexandr Alexandrovich Gogol***
Year of birth: ***1946***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Rector***

Period: ***1999 - 2003***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***

Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

8) Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***

Organization: ***Sky Link Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

9) Dmitry Georgiyevich Yefimov
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1993 – till now***
Organization: ***Association for Investors' Rights Protection***
Position: ***Head of the Corporate Management Team***

Period: ***1999 - 2002***
Organization: ***Self-controlled organization "National Association of Stock Market Members"***
Position: ***chief specialist***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Klin Design and Construction Works Closed Joint-Stock Company***
Position: ***General Manager***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

10) Alexandr Nikolayevich Kiselev
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2002***
Organization: ***Ministry of RF for Communication and Informatization***
Position: ***Deputy Minister***

Period: ***2002 - 2004***
Organization: ***Ministry of RF for Communication and Informatization***
Position: ***First Deputy Minister***

Period: ***2004 - 2004***
Organization: ***Ministry of Transport and Communications of the Russian Federation***
Position: ***Director of the Department of the state policy in the field of telecommunication and mail service***

Period: ***2004 – till now***
Organization: ***RF Ministry for Information Technologies and Communication***
Position: ***Assistant Minister***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

11) Konstantin Vladimirovich Belyaev
Year of birth: ***1968***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 – 2001***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***Chief Accountant***

Period: *2001 – 2005*
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Deputy General Manager, Chief Accountant***

Period: *2002-2002*
Organization: ***Yartelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2002-2002*
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2003-2003*
Organization: ***Inter-Regional Commercial Bank of Communication and Information Support Development Open Joint-Stock Company (Svyazbank OJSC)***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***
Position: ***Deputy General Manager in charge of Economics and Finance***

Period: ***2005 – till now***
Organization: ***VolgaTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***Inter-Regional Commercial Bank of Communication and Information Support Development Open Joint-Stock Company (Svyazbank OJSC)***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.000632%***
Percentage of issuer's common stock held by the party: ***0.000563%***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Issuer's Collegiate executive management body

1) Vladimir Alexandrovich Akulich

Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***

Position: ***member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Sky Link Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

2) ***Nikolay Gennadyevich Bredkov***
Year of birth: ***1953***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Deputy Economics and Finance Director - Manager of the Labour Organization and Remuneration Department of the Financial Economic Service of the Central Directorate***

Period: ***2000 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Artelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Vologda Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Cherepovetsectrosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Director in Charge of Structural Re-organization***

Period: *2002 – till now*
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: *2002 - 2004*
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager - Corporate Governance Manager***

Period: *2003 - 2004*
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2003 - 2004*
Organization: ***WestBaltTelecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2003 - 2004*
Organization: ***Closed Joint-Stock Company Vologda Cellular Communication***
Position: ***member of the Board of Directors***

Period: *2003 - 2004*
Organization: ***Tele-Nord Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2003 - 2004*
Organization: ***TD-Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2004 – till now*
Organization: ***"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company***
Position: ***member of the Board of Directors***

Period: *2004 – till now*
Organization: ***Artelecom Service Limited Liability Company***
Position: ***member of the Board of Directors***

Period: *2004 - 2004*
Organization: ***Svyaz of the Komi Republic Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2005 – till now*
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in charge of corporate management***

Share of the party in the Issuer's authorized capital: ***0.003288 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

3) Maya Mikhailovna Semchenko
Year of birth: ***1967***

Education: ***Higher***

Posts for the recent 5 years:
Period: *2000 - 2002*
Organization: ***North-West Telecom Open Joint-Stock Company***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Chief Accountant, Accounting Board Manager***

Period: *2000 – till now*
Organization: ***North-West Telecom Open Joint-Stock Company***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***member of the Management Board***

Period: *2001 - 2003*
Organization: ***The St. Petersburg Bank of Reconstruction and Development Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2002 – till now*
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Chief Accountant***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: none
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

4) Sergey Alexandrovich Orlov
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: *2000 - 2001*
Organization: ***Ministry of Foreign Affairs of Russia***
Position: ***First Secretary, Information and Press Department***

Period: *2001 - 2001*
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Deputy Director of the Department for International Cooperation***

Period: *2001 – till now*
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Executive – Director of the International Cooperation Department***

Period: *2002 - 2002*
Organization: ***UdmurtTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Volgogradelectrosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Svyazinform of Chuvash Republic Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2005 – till now***
Organization: ***Dalsvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5) Oleg Viktorovich Popov
Year of birth: ***1968***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***VTN Agency Closed Joint-Stock Company***
Position: ***Head of the Integrated Projects Department***

Period: ***2001 - 2003***
Organization: ***Petersburg Vneshtrans Open Joint-Stock Company***
Position: ***Manager in charge of marketing***

Period: ***2003 - 2004***
Organization: ***Ford Motor Company - Closed Joint-Stock Company***
Position: ***Head of the Logistics and Customs Clearance Department***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Commercial Director***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

6) Oleg Anatolyevich Semanov
Year of birth: ***1967***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 - 2002***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***Communication Network Operation and Operational Technical Management Director***

Period: ***2002 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy Regional Operation Director of the Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom***

Period: ***2003 - 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Director in charge of Strategic Development and Technical Policy***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Technical Director***

Share in the Issuer's authorized capital: ***0.002107 %***
Percentage of issuer's common stock held by the party: ***0.002209 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

7) ***Grigory Borisovich Chernyak***
Year of birth: ***1949***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1994 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)***
Position: ***member of the Management Board***

Period: ***1994 - 2001***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***General Issues Manager***

Period: ***2001 - 2004***
Organization: ***U Krasnogo Mosta Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Zenith Football Club Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of General Issues***

Period: ***2002 - 2004***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002 - 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Property Management Director***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Issues Manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***The Russian Foundation of the History of Communications Nonprofit Partnership***
Position: ***member of the Board of the Partnership***

Period: ***2003 – till now***
Organization: ***Neva Kabel Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***RSU-Telecom Limited Liability Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***RPC Svyazist Limited Liability Company***
Position: ***member of the Board of Directors***

Period: ***2004 - 2004***
Organization: ***Svyaz of the Komi Republic Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in charge of property management and general issues***

Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

8) Vladimir Ivanovich Shumeiko
Year of birth: ***1956***

Posts for the recent 5 years:
Period: ***1999 - 2002***
Organization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
Position: ***First Deputy General Manager***

Period: ***2002 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***First Deputy Regional Manager of the Branch Electrosvyaz of the Republic of Karelia***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***First Deputy General Manager***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***0.000108 %***
Percentage of issuer's common stock held by the party: ***0.000138 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

9) Venera Adykhamovna Khusnutdinova
Year of birth: ***1973***

Posts for the recent 5 years:
Period: ***1998 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Head of the Investment Department***

Period: ***2000 - 2002***
Organization: ***Povolzhye-Avtosnab Limited Liability Company***
Position: ***Leading Specialist in Charge of Economics and Finance***

Period: ***2002 - 2003***
Organization: ***Kommerzbank (Eurasia) Closed Joint-Stock Company***
Position: ***Specialist of the Investment Banking Activities Department***

Period: ***2003 - 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Adviser of General Manager in Charge of Economics and Finance***

Period: ***2003 – 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Director in Charge of Economics and Finance***

Period: 2003 – till now
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2004 – 2005***
Organization: ***North-West Telecombank Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2005 – 2005***
Organization: ***North-West Telecombank Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Economics and Finance***

Share in the Issuer's authorized capital: ***no shares***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

10) Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***2000 - 2004***
Organization: ***Svyaz of the Komi Republic Open Joint-Stock Company***
Position: ***General Manager, Chairman of the Management Board, Member of the Board of Directors***

Period: ***2000 – 2001***
Organization: ***National Payphone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Regional Director of the Svyaz of Komi Republic Branch***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***0.16795 %***
Percentage of issuer's common stock held by the party: ***0.19793 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

11) Leonid Zigmundovich Tufrin
Year of birth: ***1949***

Posts for the recent 5 years:
Period: ***1994 - 2001***
Organization: ***Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)***
Position: ***Head of the Nekrasovsky Telephone Centre Branch***

Period: ***2002 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Head of the Nekrasovsky Telephone Centre Branch of Petersburg Telephone Network***

Period: ***2004 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***First Deputy Regional Manager of Petersburg Telephone Network Branch***

Period: ***2004 – 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Acting Regional Manager of Petersburg Telephone Network Branch***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Regional Director of the Petersburg Telephone Network Branch***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***0.00074 %***
Percentage of issuer's common stock held by the party: ***0.0000059 %***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

11) Irina Vladimirovna Tambovskaya
Year of birth: ***1970***

Posts for the recent 5 years:
Period: ***1998 – 2001***
Organization: ***Motorola CJSC – Closed Joint-Stock Company***
Position: ***Manager in Charge of Personnel***

Period: ***2001 – 2004***
Organization: ***Kelly Services Limited Liability Company***
Position: ***Regional Director for North-West District***

Period: ***2004 – 2004***
Organization: ***Istok Open Joint-Stock Company***
Position: ***Director in Charge of Personnel***

Period: ***2004 – 2005***

Organization: ***RF Ministry for Information Technologies and Communication***
Position: ***Deputy Director of the Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager in Charge of Personnel***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the party: ***none***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Person acting as the one-person executive body of the Issuer:

Vladimir Alexandrovich Akulich
Year of birth: ***1956***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1997 - 2000***
Organization: ***TransTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1997 - 2000***
Organization: ***Web Plus Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***Neva-Line Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2000***
Organization: ***PeterStar Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2000***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***Deputy General Manager***

Period: ***2000 - 2000***

Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Globus-Telecom Closed Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2000 - 2001***
Organization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***

Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Sky Link Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Inter-regional Transit Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2004- 2005***
Organization: ***Moscow Cellular Communication Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Manager, Chairperson of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5.3. Data on the amount of remuneration, privileges and/or reimbursement for expenses for each of the issuer's management bodies:

Aggregate amount of remuneration paid to the members of the Board of Directors for the year 2004 (the amount of payment is given for all members of the Board of Directors who held the respective positions in 2004):

Wages (roubles): ***2,780,522.00***
Bonuses (roubles): ***2,719,222.00***
Commission (roubles): ***13,120,130.00***
Privileges and/or reimbursement of expenses (roubles): ***798,763.00***
Other property compensations (roubles): ***0***
Total (roubles): ***19,418,637.00***

Data on existing agreements in respect of such payments in the current fiscal year:
According to article 7 of the Provisions on the Board of Directors of OJSC NWT the remuneration of the members of the Board of Directors consists of a quarterly and an annual remuneration.
The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.
The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.
The quarterly remuneration of a member of the Board of Directors shall be reduced by:
30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;
100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.
The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.
The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):
- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;
- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.
The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.
The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.
The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.
The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.

Aggregate amount of remuneration paid to the members of the Management Board for the year 2004 (the amount of payment is given for all members of the Management Board who held the respective positions in 2004):
Wages (roubles): ***15,963,922.83***
Bonuses (roubles): ***9,103,131.00***
Commission (roubles): ***11,163,419.00***
Privileges and/or reimbursement of expenses (roubles): ***4,502,419.00***
Other property compensations (roubles): ***322,829.21***
Total (roubles): ***41,560,248.78***

Data on existing agreements in respect of such payments in the current fiscal year:
In compliance with chapter 6 of the Provisions on the Management Board of OJSC NWT the remuneration is established as a percentage of the Company's net profit for the reporting quarter according to the Company's accounts and reports and is paid on a quarterly basis.
The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.

5.4. Data on the structure and terms of reference of the bodies of control over financial and economic operation of the issuer

To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

The terms of reference of the Auditing Committee include (article 17, clause 17.2.2 of the Issuer's Articles of Association):

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

Bylaw regulating the operation of the Issuer's body of control over its financial and economic activities: Provisions on the Auditing Committee of OJSC NWT (Appendix 12)

Starting from December 2002 OJSC NWT's Internal Audit Department started its work.

As of the end of the period under report, the Department comprised:
Alexandr Nikolayevich Levashev
Larisa Alexandrovna Smirnova
Tatiana Arkadyevna Romanova
Maxim Vladimirovich Rossel
Nabilla Zarifovich Yalyshev

Basic functions of the Internal Audit Department (in compliance with Provisions on the Internal Audit Department):

- periodic control of the compliance of financial and economic operations transacted by the Company, its branches and other structural units with the interests of the Company, protection of Company's assets;

- independent appraisal and analysis of Company's financial state on the whole, of the financial state of its branches and other structural units;

- periodic control of the observance by the Company, its branches and other structural units of legislative and other standard acts (including bylaws) regulating their activities, as well as of decisions of the General Meeting of the Shareholders of the Company, the Board of Directors of the Company, and the one-person and collegiate executive bodies of the Company;

- checking the efficiency of the internal control system, control over cash flows and over related-party transactions, proving the reliability of accounts and reports and operational information of the Company, its branches and other structural units;

- consulting on issues of financial and tax legislation;

- interaction with external auditors, representatives of tax and other supervision authorities.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

In compliance with clause 18 of subclause 13.4 of Article 13 of the Issuer's effective Articles of Association the Board of Directors carries out the approval of the Provisions on the Structural Division of the Company exercising internal control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

In compliance with paragraph 4.14 of Provisions on the Internal Audit Department a report on audits is submitted to the Board of Directors (upon request) and to the General Manager of the Company.

In compliance with paragraph 4.1 of Provisions on the Internal Audit Department planned audits are conducted in compliance with the annual auditing plan approved by the General Manager.

Interaction of the Internal Audit Department and the external auditor:

In compliance with clause 3.2 of Provisions on the Internal Audit Department the Internal Audit Department employees, for proper performance of their tasks and functions, have the right to receive reports on the independent audit results.

Internet page where the full text of the valid version of the Issuer's bylaw establishing the rules to prevent the use of classified (insider) information ***(Provisions on Information Policy)***: **Ошибка! Источник ссылки не найден.**

5.5. Information on members of the bodies for control over the financial and economic activities of the issuer

Members of the Auditing Committee: and other Issuer's bodies for control over its financial and economic activities:

1) Full name: ***Yelena Viktorovna Zabuzova***
Year of birth: ***1950***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***Russian Open Joint-Stock Company of Energy and Electrification "Unified Energy System of Russia"***
Position: ***Head of the Budget Control Division, the Treasury Department***

Period: ***2001 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Deputy Director – Head of the Economic Planning and Budgeting Division, Economic andd Rate Policy Department***

Period: ***2002 – 2002***
Organization: ***Smolensksvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – 2003***
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – 2002***
Organization: ***Electrosvyaz of Rostov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 – 2004***
Organization: ***VolgaTelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Sibirtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***RusLeasingSvyaz Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Director of the Department of Economic Planning and Forecasting***

Period: ***2005 – till now***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2005 – till now***
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***VolgaTelecom OJSC***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Startcom CJSC***
Position: ***inspector***

Period: ***2005 – till now***
Organization: ***Yeniseytelecom CJSC***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

2) Full name: ***Ruslan Kyarimovich Aksyaitov***
Year of birth: ***1975***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***CKPP North-West Limited Liability Company***
Position: ***General Manager***

Period: ***2001 - 2001***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Summary Reporting and International Accounting Standards Division, Accounting Department***

Period: ***2001 – 2003***

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Methodology Division, Accounting Department***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Methodology Division, Accounting Department***

Period: ***2003 – 2004***
Organization: ***Tsentralny Telegraph OJSC***
Position: ***Member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***Nizhny Novgorod Cellular Communications CJSC***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Tatincom – T OJSC***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

3) Full name: ***Yekaterina Nikolayevna Pavlova***
Year of birth: ***1978***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***Izhora Works Open Joint-Stock Company***
Position: ***accountant***

Period: ***2001- 2004***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Leading Specialist of the Methodology Division, Accounting Department***

Period: ***2004 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Methodology Division, Accounting Department***

Period: ***2004 – 2005***
Organization: ***Sibirtelecom OJSC***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Volgograd GSM CJSC***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

4) Full name: ***Alexandr Vladimirovich Kachurin***
Year of birth: ***1969***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2003***
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Specialist of the Crediting and Resources Allocation Sector***

Period: ***2003 - 2003***
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Chief Specialist of the Crediting and Resources Allocation Sector***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Treasury Division, Finance Department***

Period: ***2004 –2005***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004 –2005***
Organization: ***JSCIB Pochtobank Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004 –2005***
Organization: ***YeniseyTelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Sibirtelecom Open Joint-Stock Company***

Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***VolgaTelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***SteK GSM Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5) Full name: ***Konstantin Yuryevich Kravchenko***
Year of birth: ***1973***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2000***
Organization: ***Mostelecom Limited Liability Company***
Position: ***Deputy Department Manager***

Period: ***2000 - 2000***
Organization: ***VILCOM-INET Limited Liability Company***
Position: ***Manager***

Period: ***2000- 2002***
Organization: ***VILCOM-INET Limited Liability Company***
Position: ***Technical Director***

Period: ***2002- 2004***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief specialist of the Public Network Development Strategy Division, the Department of Telecommunications***

Period: ***2004 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Director of the Department of Telecommunications***

Period: ***2005 – till now***

Organization: ***Tyumenruscom Limited Liability Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***JSC MobileTelecom – Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***National Payphone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Position: ***member of the Management Board***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

6) Full name: ***Nataliya Petrovna Utina***
Year of birth: ***1961***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist, Division of Investment Activities Simulation, Department of Capital Investment Management***

Period: ***2001 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Deputy Head of Capital Investment Division, Department of Capital Investment Management***

Period: ***2003 – till now***

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Department of Investment Projects Economics, Department of Economic Planning and Budgeting***

Period: ***2000-2000***
Organization: ***Murmanelectrosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000-2002***
Organization: ***Electrosvyaz of Orenburg Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Electrosvyaz of Orenburg Oblast Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Kurgan Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003 – till now***
Organization: ***Dalsvyaz Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2004-2005***
Organization: ***Southern Telecommunication Company - Open Joint-Stock Company***
Position: ***Member of the Auditing Committee***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

7) Full name: ***Natalya Viktorovna Yermolayeva***
Year of birth: ***1971***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Analysis and Statistics Division, Department of Finance Regulation and Control***

Period: ***2001 – 2003***

Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division, Department of Internal Audit and Economic Analysis***

Period: ***2003 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division, Department of Economic Reports***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Department of Economic and Rate Policy, OJSC Svyazinvest***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004-2005***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: Member of the Auditing Committee

Period: ***2004 – till now***
Organization: ***Ulyanovsk – GSM Open Joint-Stock Company***
Position: Member of the Auditing Committee

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***
Percentage of issuer's common stock held by the said party (%): ***none***
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Namelist of the Internal Audit Department:

Full name: ***Alexandr Nikolayevich Levashev***
Year of birth: ***1972***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1995 - 2000***
Organization: ***Elf Limited Liability Company***
Position: ***Expert***

Period: ***2000 - 2001***
Organization: ***Budimir Limited Liability Company***
Position: ***Consultant***

Period: ***2001 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Leading Accountant***

Period: ***2002 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Deputy Chief Accountant***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Internal Audit Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Department of Internal Audit***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***0***
Percentage of issuer's common stock held by the said party (%): ***0***
Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Full name: ***Larisa Alexandrovna Smirnova***
Year of birth: ***1975***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 – 2002***
Organization: ***Financial Control Department of the Ministry of Finance of RF for the Kingisepp District and Ivan Gorod***
Position: ***Treasurer***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Economist of the Zapadny ("Western") branch***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Treasury***

Period: ***2002 – 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Financial Department***

Period: ***2003 – 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***1st Category Specialist of the Internal Audit Department***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Chief Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***0***
Percentage of issuer's common stock held by the said party (%): ***0***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Full name: ***Tatiana Arkadyevna Romanova***
Year of birth: ***1955***
Education: ***Higher***
Posts for the recent 5 years:
Period: ***1996 – 2001***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***Leading Specialist of the Planning and Forecasting Department***

Period: ***2001 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch***
Position: ***Deputy Chief Accountant of the Main Long-Distance International Telephone Telegraph Centre***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Leading Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***0.0000176***

Percentage of issuer's common stock held by the said party (%): ***0***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Full name: ***Maxim Vladimirovich Rossel***
Year of birth: ***1977***
Education: ***Higher***
Posts for the recent 5 years:
Period: ***2000 – 2000***
Organization: ***Primorsky Bank of the Savings Bank of Russia***
Position: ***Comptroller of the operations department, Chukotka division No.8557***

Period: ***2000 – 2001***
Organization: ***Primorsky Bank of the Savings Bank of Russia***
Position: ***Comptroller, teller of the operations department, Chukotka division No.8557***

Period: ***2001 – 2004***
Organization: ***Federal Treasury Board for Chukotka Autonomous Area***
Position: ***1st category specialist of the Department for Analysis and Forecasting of the Federal Budget and Off-Budget Funds Income***

Period: ***2004– 2004***
Organization: ***Inter-District Inspectorate No.14 of the Taxes and Fees Ministry of Russia for St. Petersburg***
Position: ***Deputy Head of the Department for Accounting, Reporting and Analysis***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***no share***

Percentage of issuer's common stock held by the said party (%): ***no share***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

Full name: ***Nabilla Zarifovich Yalyshev***
Year of birth: ***1950***
Education: ***Higher***
Posts for the recent 5 years:
Period: ***1997 – 2004***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Head of the Supervision and Inspection division, the Main Board of the Petersburg Telephone Network Branch***

Period: ***2004 – 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Head of the Supervision and Inspection division, the Board of the Petersburg Telephone Network Branch***

Period: ***2005 – 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Head of the Internal Control Service, the Directorate of the Petersburg Telephone Network Branch***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Head of the Internal Control Service of the General Directorate***

Period: ***2004 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Specialist of the Internal Audit Department***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***no share***

Percentage of issuer's common stock held by the said party (%): ***no share***

Number of issuer's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***0***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: ***none***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer

The aggregate amount of remuneration paid to the body of control over the financial and economic activities of the issuer (Auditing Committee) for the Year 2004:

Wages (roubles): ***2,039,289.00***

Bonuses (roubles): ***947,053.00***

Commission (roubles): ***3,266,913.00***

Privileges and/or reimbursement of expenses (roubles): ***131,787.00***

Other property compensations (roubles): ***20,115.00***

Total (roubles): ***6,405,157.00***

Data on existing agreements in respect of such payments in the current fiscal year:

In compliance with the Provisions on the Auditing Committee of the Company:

In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.

The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.

The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time of his/her work in the quarter.

The total amount of remuneration paid to other bodies of the Issuer for control over its financial and economic activities (internal audit department) for the 2004 year:

Wages (roubles): ***1,371,980.00***

Bonuses (roubles): ***610,623.00***

Commission (roubles): ***0***

Privileges and/or reimbursement of expenses (roubles): ***551,089.00***

Other property compensations (roubles): ***0***

Total (roubles): ***2,533,693.00***

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

The information is not submitted for this period under report

A trade union operates in the Company

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of issuer's workers' (employees') participation in its authorized capital (unit investment fund), including Issuer's options.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Issuer's total number of participants as of the date of the end of the quarter under report:

33,695

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report:

33,695

Total number of nominal holders of issuer's shares:

31

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company***

Abbreviated official name: ***OJSC Svyazinvest***

Location: ***55, ul. Plyushchikha, building 2, Moscow, Russia, 119121***

Tax-payer's identification No.: ***7710158355***

Share in the Issuer's authorized capital: ***39.528 %***

Percentage of common shares: ***50.761 %***

Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common stock of issuer's shareholder:

Full name: ***MUSTCOM LIMITED***

Abbreviated name: ***MUSTCOM LIMITED***

Location: ***Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***

Tax-payer's identification No.: ***none (Non-resident)***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

Percentage of common shares: ***25% + 1 share***

Percentage of the party in the Issuer's authorized capital: ***none***

Percentage of Issuer's common shares held by the party: ***none***

Full name: ***Ministry of Proprietary Relations of the Russian Federation***

Abbreviated name: ***Minimushchestvo of RF***

Location: ***9 Nikolsky per., Moscow, 103685***

Tax-payer's identification No.: ***7710144747***

Share in the authorized capital of the Issuer's shareholder (participant): ***50 % + 1 share***

Percentage of common shares: ***50 % + 1 share***

Percentage of the party in the Issuer's authorized capital: ***3.337%***

Full name: The Russian Federation represented by the Fund of Federal Property of Russia

Abbreviated name: ***RFFP***

Location: ***9, Leninsky pr-t, Moscow, 119049***

Tax-payer's identification No.: ***7704097841***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% -2 shares***

Percentage of common shares: ***25% -2 shares***

Percentage of the party in the Issuer's authorized capital: ***the Russian Federal Property Fund was not on the register of OJSC NWT shareholders as of the reporting date.***

Percentage of Issuer's common shares held by the party: ***the Russian Federal Property Fund was not on the register of OJSC NWT shareholders as of the reporting date.***

Data on the share of the state or the municipal unit in the authorized capital of the Issuer is given in paragraph 6.3 of the Report.

Full official name: ***Brunswick UBS Closed Joint-Stock Company***

Abbreviated official name: ***Brunswick UBS CJSC***

Location: ***2/2, Paveletskaya square, Moscow, 115054***

Tax-payer's identification No.: ***7711080038***

No. of the license of a professional participant of the securities market: ***177-04885-000100***

Date of issue: ***13.03.2001***

Validity period: ***without time-limit***
Authority issuing the license: ***The Federal Commission for Securities Market***
Share in the Issuer's authorized capital: ***13.251% (nominal holder)***
Percentage of common shares: ***13.458% (nominal holder)***
Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common stock of issuer's shareholder:

Name: ***Brunswick Warburg (Russia) Ltd.***
Location: ***The issuer has no data***
Tax-payer's identification No.: ***none (Non-resident)***
Share in the authorized capital of the Issuer's shareholder: ***100 %***
Percentage of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common shares held by the party: ***none***

Full official name: ***Depositary Clearing Company – Closed Joint-Stock Company***
Abbreviated official name: ***DCC CJSC***
Location: ***31, ul. Shabolovka, building B, Moscow, 115162***
Tax-payer's identification No.: ***7710021150***
No. of the license of a professional participant of the securities market: ***177-06236-000100***
Date of issue: ***09.10.2002***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Service for Financial Markets (FSFR)***
Share in the Issuer's authorized capital: ***8.913 % (nominal holder)***
Percentage of common shares: ***6.335% (nominal holder)***
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of the issuer's shareholder (participant):
The issuer has no data

Full official name: ***ING-BANK (Eurasia) Closed Joint-Stock Company***
Abbreviated official name: ***ING Bank (Eurasia) CJSC***
Location: ***36, ul. Krasnoproletarskaya, Moscow, 127473***
Tax-payer's identification No.: ***7712014310***
No. of the license of a professional participant of the securities market: ***177-03728-000100***
Date of issue: ***07.12.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***The Federal Commission for Securities Market***
Share in the Issuer's authorized capital: ***6.944 % (nominal holder)***
Percentage of common shares: ***7.935 % (nominal holder)***
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of the issuer's shareholder (participant):
The issuer has no data

6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal entity) in the Issuer's authorized capital and special rights:

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Federal Agency for Federal Property Management***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***9, Nikolsky pereulok, Moscow, 103685***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***3.337%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The State***

Regional Institution "Property Fund of Novgorod Oblast"
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***office 161, pl. Sofiyskaya, Veliky Novgorod, Novgorod Oblast, 173005***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00008%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda Oblast represented by the Department of Proprietary Relations of Vologda Oblast***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda city***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00001%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Property Management Agency of Komi Republic***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The city of Syktyvkar***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00022%***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):
no such special right is provided for

The share of the Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company" (19/21, 5th ul. Yamskogo Polya, Moscow, 125124) in the Issuer's authorized capital is 0.003%

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

If any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder are established by the Articles of Association of the issuer, which is a joint-stock company, then such restrictions must be listed: ***no such restrictions have been provided for by the Articles of Association of the issuer.***

If any restrictions of the share of foreign parties' participation in the authorized capital of the issuer have been established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation, then such restrictions must be listed or it must be stated that there are no such restrictions: ***there are no such restrictions***

Other restrictions related to participation in the authorized capital (unit investment fund) of the issuer: ***there are no other restrictions***

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Compositions of the issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock as determined as of the date of the list of parties entitled to participation in each general meeting of the shareholders (participants) of the issuer, held for the 5 recent completed fiscal years preceding the date of the end of the quarter under report.

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***03.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.800***
Percentage of issuer's common stock held by the said party (%): ***51.005***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***13.768***
Percentage of issuer's common stock held by the said party (%): ***15.220***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***6.832***
Percentage of issuer's common stock held by the said party (%): ***8.336***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***20.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***02.04.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***01.10.2001.***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***

Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***08.05.2002***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***16.12.2002***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi)- Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%):
Percentage of issuer's common stock held by the said party (%): ***7.906***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***4.756***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***05.05.2003***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): ***6.633***
Percentage of issuer's common stock held by the said party (%): ***6.298***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***27.02.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***4.13***
Percentage of issuer's common stock held by the said party (%): ***5.6***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***14.05.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***39.893***
Percentage of issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***19.07.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *21.07.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *10.05.2005*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.528*
Percentage of issuer's common stock held by the said party (%): *50.761*

6.6. Data on Related-Party Transactions Made by the Issuer

Total number of the related-party transactions made by the Issuer:
50

Total amount of related-party transactions approved by the Issuer's Board of Directors, based on the results of the last quarter under report:
10,320,704.62 US dollars and
954,514,925.39 roubles
30,000,000 Euros

There have been no related-party transactions to be approved by other management bodies according to the Russian legislation in the period under report.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: ***there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

The information is not submitted for this period under report

VII. Issuer's accounting reports and other financial information

7.1. Annual accounting reports of the Issuer

The information is not submitted for this period under report

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

The information is not submitted for this period under report

7.3. Issuer's Summary Accounts and Reports for the Last Completed Fiscal Year.

The information is not submitted for this period under report

7.4. Data on the Issuer's Accounting Policy

The information is not submitted for this period under report

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The information is not submitted for this period under report

7.6. Data on Value of the Real Estate and on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year.

Total value of real estate and of charged depreciation as of the end of the quarter under report:
The information is not submitted for this period under report

There have been no essential changes in the composition of the Issuer's property with a balance value exceeding 5 per cent of the balance value of the Company's assets after the date of expiry of the last completed fiscal year.

7.7. Data on Issuer's Participation in Any Court Proceedings, if such Participation May Materially Affect Financial or Economic Operation of the Issuer

As of 31 December 2005 and during the three years preceding that date, OJSC North-West Telecom did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Issuer and results of current court proceedings. Among other things, in the said period the Issuer did not take part in any court cases related to contesting the rights to Issuer's licenses, related to recognizing the Issuer and/or its subsidiaries and/or affiliates bankrupt, to alienation of Issuer's property (assets) or to exacting a debt in respect of taxes or fees to the budget or non-budgetary funds in any significant amount.

VIII. Extra Data on the Issuer and the Issued Securities Floated by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): *1,131,414,770*

Breakdown of the authorized capital by share categories:
Common stock:
Total (roubles): ***881,045,433***

Share in the Issuer's authorized capital: *77.871127 %*
Preferred stock:
Total (roubles): ***250,369,337***
Share in the Issuer's authorized capital: *22.128873 %*

Category of stock circulating outside the Russian Federation: ***common registered nondocumentary***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: *5.3%*

Name of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category: ***JPMorgan Chase Bank is the issuer under the 1st level ADR programme of OJSC NWT.***
Location: ***N.A., 4 New York Plaza, 13th Floor, New York, New York 10004***

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category: ***1st level ADR***

Data on obtaining a permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable): ***Resolution No. 701/r of 11th August 2001, Resolution No. 1590/r of 3rd January 2002.***

Name of foreign organizer of trade (organizer of trade), through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate (if there is such a circulation) ***according to the circulation conditions in the framework of 1st level ADR programme, trade is effected in the off-exchange market only***

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Period starting date: ***January 1, 2000***

	Amount of AC, roubles	AC structure	Issuer's management body taking the decision on changing the amount of AC	No. and date of making up the minutes of the meeting (session) of the management body taking the decision on changing the amount of AC.	Amount of AC after each change, roubles
As of 1.01.2000	466,474,800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	---	---	466,474,800
As of 1.01.2001	466,474,800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	General Meeting of the Shareholders	Minutes No. 1 of 03/04/2000	587,497,817
As of 01.01.2002	587,497,817	Common stock: - 473,056,966 pcs. Preferred stock - 114,440,851 pc.	—	—	587,497,817
As of 1.01.2003	587,497,817	Common stock: 473,056,966 pcs. Preferred stock - 114,440,851 pc.	General Meeting of the Shareholders	Minutes No. 1 of 28/11/2002	937,940,010
As of 1.01.2004	937,940,010	Common stock: 735,917,222 pcs. Preferred stock - 202,022,788 pcs.	Board of Directors	Minutes No. 21-04 of 25/06/2004	1,131,414,77 0
As of 1.01.2005	1,131,414,770	Common stock: 881,045,433 pcs. Preferred stock - 250,369,337 pcs.	—	—	1,131,414,77 0

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

In compliance with the Articles of Association, the Issuer forms a reserve in the amount of 5 per cent of the authorized capital.
As of 01.01.03, a reserve had been formed in the amount of 29,375 thousand roubles, which amounted to 13.3 per cent of the authorized capital.
As of 01.10.2003, 17,522 thousand roubles were deducted to the reserve, as a result of which the amount of the reserve as of 01.10.2003 was 46,897 thousand roubles, or 5% of the Issuer's authorized capital.
As of 31.03.05 the amount of the reserve fund is 46,897 thousand roubles or 4.14% of the Issuer's authorized capital.
As of 30.06.05 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's authorized capital.
As of 30.09.05 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's authorized capital.
As of 30.12.05 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's authorized capital.
The amount of deductions to the fund in the period under report: 0 roubles
The amount of the fund spent in the period under report: 0 roubles

8.1.4. Data on the Procedure of Convoking and Holding the Meeting (Session) of the Supreme Management Body of the Issuer

Name of the supreme management body of the issuer: ***General Meeting of the Shareholders***
Procedure of notifying the shareholders (participants) on holding the meeting (session) of the supreme management body of the issuer (in compliance with article 12 of the Issuer's Articles of Association):

1. A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

2. The notification on holding a general meeting of the shareholders must contain:
full official name of the Company and location of the Company;
form of holding the general meeting of the shareholders (meeting or absentee voting);
date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent;
starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;
date when the list of parties entitled to participation in the general meeting of the shareholders was made up;
agenda of the general meeting of the shareholders;
procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location)) of the one-person executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

3. The notification to shareholders on holding a general meeting of the shareholders, the agenda of which includes issues, the voting on which may entail the right of demanding redemption of shares by the Company, must contain, besides the information listed in 2, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4. The notification to shareholders on holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, must contain, besides the information listed in 2, also information on the procedure and timing of proposing candidates to the Company's Board of Directors by the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

5. Besides the information listed in 2 – 4, the notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders' participation in the general meeting of the shareholders.

Parties (bodies) entitled to convoke (demand holding) an extraordinary meeting (session) of the issuer's supreme management body, and procedure of sending (presenting) such demands (articles 12 and 13 of the Issuer's Articles of Association):

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Demands on holding an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the one-person executive body of the Company as indicated in the unified state register of legal entities;

delivering against signature to the person acting as the one-person executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

Procedure of fixing the date of holding the meeting (session) of the supreme management body of the issuer (article 12 of the Issuer's Articles of Association):

The date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent are determined by the Board of Directors of the Company.

1. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

2. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

3. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

4. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

5. Except for the case mentioned in 4, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),

- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

Parties entitled to put forward motions to the agenda of the meeting (session) of the supreme management body of the issuer, procedure of putting forward such motions (article 12 of the Articles of Association of the Issuer):

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by applicable laws of the Russian Federation or these Articles of Association, or decide on denial of its convoking, such extraordinary meeting may be convoked by the said shareholder(s).

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting (session) of the supreme management body of the issuer, and procedure of getting familiarized with such information (materials) (article 12 of the Articles of Association of the Issuer):

The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

- annual accounts and reports, including the conclusion of the auditor and the conclusion of the Auditing Committee of the Company on the results of the inspection of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Committee;

- draft amendments and additions to the Articles of Association of the Company or draft Articles of Association in a new version;

- draft bylaws of the Company;

- other draft documents, the adoption of which is provided for by draft decisions of the general meeting of the shareholders;

- draft decisions of the general meeting of the shareholders;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the general meeting of the shareholders, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the general meeting of the shareholders.

A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not less than 5 per cent of the authorized capital (unit fund) or at least 5 per cent of common stock

Full official name: ***RSU-Telecom Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***AMT Closed Joint-Stock Company***
Abbreviated official name: ***AMT CJSC***
Location: ***24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation***
Issuer's share in the authorized capital: ***100 %***
Percentage of common stock held by the Issuer: ***100 %***

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, the Komi Republic, 167981***
Issuer's share in the authorized capital: ***100 %***
Percentage of common stock held by the Issuer: ***100 %***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***"Artelecom Service" LLC***

Location: ***4, proyezd Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital: ***77 %***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital: ***51 %***

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital: ***50%***
Percentage of common stock held by the Issuer: ***50 %***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***LLC Parma-Inform***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi, 167000***
Issuer's share in the authorized capital: ***50 %***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital: **40 %**
Percentage of common stock held by the Issuer: ***40 %***

Full official name: ***Medexpress Insurance Closed Joint-Stock Company***
Abbreviated official name: ***Insurance CJSC "Medexpress"***
Location: ***14/26, ul. Gorokhovaya, St. Petersburg, the Russian Federation, 191186***
Issuer's share in the authorized capital: ***34.59%***
Percentage of common stock held by the Issuer: ***34.59 %***

Full official name: ***Parma Telecom Closed Joint-Stock Company***
Abbreviated official name: ***CJSC Parma Telecom***
Location: ***Russia. 10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167610***
Issuer's share in the authorized capital: ***34.18%***
Percentage of common stock held by the Issuer: ***34.18 %***

Full official name: ***WestBalt Telecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, Russian Federation***
Issuer's share in the authorized capital: ***28%***
Percentage of common stock held by the Issuer: ***28 %***

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital: ***26.4%***
Percentage of common stock held by the Issuer: ***26.4 %***

Full official name: ***Dancell, Saint Petersburg Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital: ***23.65%***
Percentage of common stock held by the Issuer: ***23.65 %***

Full official name: ***Non-bank lending agency Northern Clearing Chamber – Closed Joint-Stock Company***
Abbreviated official name: ***Northern Clearing Chamber CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital: ***19.98%***
Percentage of common stock held by the Issuer: **19.98 %**

Full official name: ***Telecominvest Open Joint-Stock Company***
Abbreviated official name: ***OJSC Telecominvest***
Location: ***54, Nevsky pr., St. Petersburg, 191011, Russia***
Issuer's share in the authorized capital: ***15%***
Percentage of common stock held by the Issuer: ***15 %***

Full official name: ***Rostelegraph Closed Joint-Stock Company***
Abbreviated official name: ***Rostelegraph CJSC***
Location: ***7 ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital: ***11.76%***
Percentage of common stock held by the Issuer: ***11.76 %***

Full official name: ***Open Joint-Stock Company "Information Technologies for Communication"***
Abbreviated official name: ***Svyazintek OJSC***
Location: ***55, ul. Plyushchikha, building 2, Moscow, 119121, Russian Federation***
Issuer's share in the authorized capital: ***11%***
Percentage of common stock held by the Issuer: ***11 %***

Full official name: ***VISA Closed Joint-Stock Company***
Abbreviated official name: ***VISA CJSC***
Location: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital: ***10%***
Percentage of common stock held by the Issuer: ***10 %***

Full official name: ***Closed Joint-Stock Company – Commercial Bank "Russian Industrial bank"***
Abbreviated official name: ***Russian Industrial Bank CJSC***
Location: ***40, ul. Shchepkina, building 1, Moscow, 129110***
Issuer's share in the authorized capital: ***8.82%***
Percentage of common stock held by the Issuer: ***8.82 %***

Full official name: ***Kit SP Closed-Type Joint-Stock Company***
Abbreviated official name: ***KIT SP CTJSC***
Location: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital: ***6.79%***
Percentage of common stock held by the Issuer: ***6.79 %***

Full official name: ***TD-Telecom Closed Joint-Stock Company***
Abbreviated official name: ***TD-Telecom CJSC***

Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital: ***6.72%***
Percentage of common stock held by the Issuer: ***6.72 %***

8.1.6. Data on Material Transactions Made by the Issuer

Material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction: ***none***

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the rating: ***issuer***

Rating	Period				
	2000	2001	2002	2003	2004
International credit rating	-	CCC/stable	CCC/stable	B- / stable	B-/ positive
Date of assigning the credit rating	-	11.12.2000	11.12.2001	02.04.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: ***B+ / stable***
Date of assigning the rating: ***18.07.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***
Type, category, series, form and other identification characteristics of securities: series 01 documentary interest-bearing bonds payable to bearer
The state registration No. of the securities issue: ***4-01-00119-A***
Date of state registration: ***March 6, 2002***

Rating	Period	
	2002	2003
Credit rating according to the Russian scale	ruBB	ruBBB
Date of assigning the credit rating	25.03.2002	05.08.2003

Credit rating as of the date of the end of the quarter under report: ***impossible to indicate as all the bonds of the issue have been retired.***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***
Type of securities: ***series 02 and 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care***
The state registration No. of the securities issue: ***4-02-00119-A and 4-03-00119-A***
Date of state registration: ***July 8, 2003***

Rating	Period	
	2003	2nd quarter of the year 2005
Credit rating according to the Russian scale	ruBBB	ruBBB+
Date of assigning the credit rating	05.08.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: ***ruA+***
Date of assigning the rating: ***18.07.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***

Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility); in the case of regional and local authorities, the economic position, development predictability, and stability of the support of the state and municipal finance system, management quality and institutional nature of procedures, financial flexibility, fulfillment of the budget, liquidity and debt management, debt load, contingent liabilities are analyzed, and in the case of banks, business factors (market position, ownership structure, strategy and management) and financial factors (quality of assets, profitability, funding and liquidity management, and capital) are analyzed.

More detailed information on the ratings assigned by Standard & Poor's International Services, Inc. can be obtained from the site at http://www.standardandpoors.ru.

Object of assigning the rating: ***issuer***

Rating	Period
	2005
Long-term rating in foreign currency	***B+/stable***
Date of assigning the credit rating	***12.09.2005***

Credit rating as of the date of the end of the quarter under report: ***B+ / stable***

Date of assigning the rating: ***12.09.2005***

Full and abbreviated official names of the organization that gave the credit rating: ***Fitch Ratings LTD***

Place of business of the organization that gave the credit rating: ***Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); 7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer***

Rating	Period
	2005
Short-term rating in foreign currency	***B***
Date of assigning the credit rating	***12.09.2005***

Credit rating as of the date of the end of the quarter under report: ***C***

Date of assigning the rating: ***12.09.2005***

Full and abbreviated official names of the organization that gave the credit rating: ***Fitch Ratings LTD***

Place of business of the organization that gave the credit rating: ***Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); 7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:

In giving its corporate scores to companies, the Fitch agency uses both qualitative and quantitative analyses for assessing economic and financial risks of issuers of fixed-income debt instruments. A score (rating) means an evaluation of the issuer's capacity to effect debt servicing payments in due time. The purpose of the scores is to enable a comparison of issuers with various branches of specialization and countries of location. As short-term and long-term scores are based on the fundamental parameters of a company's solvency, there is a certain relation between them. Normally, the analytical process covers the operating figures and financial data for at least five last years, as well as forecasts for the future prepared by the company itself and by the rating agency.

More detailed information on ratings assigned by Fitch Ratings LTD is available on Web-site: **Ошибка! Источник ссылки не найден.**

8.2. Data on Each Category of Issuer's Shares

Stock category: ***common***

Face value of a share (roubles): ***1***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***881,045,433***

Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: ***0***

Number of stated shares (in compliance with the Issuer's Article of Association): ***6,098***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

State registration No.: ***1-02-00119-A***

Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):

Each common share of the Company grants equal volumes of rights to the shareholders holding them.

Each shareholder – holder of common stock of the Company has the following rights:

- to participate in the general meeting of the Company's shareholders according to the procedure provided for by the active law of the Russian Federation;

- to receive dividend according to the procedure provided for by the active law of the Russian Federation and the Company's Articles of Association, in case of their statement by the Company;

- to get a part of the Company's property remaining after its liquidation in proportion to the number of the shares held by him;

- to get access to documents mentioned in paragraph 1 of article 89 of the Federal Law On Joint-Stock Companies according to the procedure provided for by article 91 of the said law, and getting their copies on a paid basis;

- to demand from the Company's Registrar confirmation of the shareholder's title to the shares by issuing to such a shareholder an extract from the register of the Company's shareholders;

- to obtain from the Company's registrar information on all the records on its personal account and other information provided for by the statutory acts of the Russian Federation setting the procedure of keeping a register of shareholders;

- to alienate shares held by him without consent of other shareholders and the Company thereto;

- in cases provided for by the applicable laws of the Russian Federation, to defend its violated civil right in court, and among other things, to claim damages from the Company;

- to demand redemption of all or part of shareholder's shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation;

- to sell the shares to the Company if the Company has decided to purchase the said shares;

- to demand from the Company an extract from the list of persons authorized to participate in the General Meeting of Shareholders containing information on a shareholder;

- priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of shareholder's shares.

A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).

Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.

Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of

Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by the applicable laws of the Russian Federation or the Company's Articles of Association, or decide on denial of its convoking, such an extraordinary general meeting may be convoked by the said shareholder(s).

Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

Shareholders holding common stock have other rights as provided for by the applicable laws of the Russian Federation and the Articles of Association.

Stock category: *preferred type A*

Face value of a share (roubles): *1*

Number of shares in circulation (number of shares that are not retired or cancelled): *250,369,337*

Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: *0*

Number of stated shares (in compliance with the Issuer's Article of Association): *32,486*

Number of shares on the issuer's balance sheet: *0*

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: *0*

State registration No.: *2-02-00119-A*

Date of state registration: *September 9, 2003*

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

The owners of type A preferred shares are entitled to receiving an annual fixed dividend, except for the cases provided for by the Company's Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this right from the moment of the first payment of dividend on such shares in full.

The owners of type A preferred shares have the rights provided for by Clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of the Company's Articles of Association for the owners of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

The owners of type A preferred shares have the rights provided for by Articles 7.3, 7.6, 7.7, 7.8 and 7.9 of the Company's Articles of Association in the case when preferred type A shares have the right to vote on all issues within the terms of reference of the general meeting of the Company's shareholders.

The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

Shareholders holding preferred type A stock have other rights as provided for by the applicable laws of the Russian Federation, other statutory acts of the Russian Federation and by the Company's Articles of Association.

8.3. Data on Any Previous Issues of Issuer's Securities, Except for Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Type, series (category), form and other identification characteristics of securities: *series 01 documentary interest-bearing bonds payable to bearer*

Data on registration of the issue by the state:

State registration No.: *4-01-00119-A*

Date of registration: *6.03.2002*

Authority of state registration: *Federal Commission for the Securities Market of Russia*

Data on state registration of the report on the results of the issue:

Date of registration: *15.05.2002*

Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: *300,000*

Face value of one of the securities of the issue (roubles): *1,000*

Total volume of the issue at the face value (roubles): *300,000,000*

Current state of the issue: *all securities of the issue have been retired*

Retirement date for the securities of the issue: *April 9, 2004*

Ground for retirement of the securities of the issue: *execution of the obligations under the securities*

8.3.2. Data on Issues, the Securities of Which are Circulating

Data on Issuer's Bonds.

Type of securities: *bonds*

Series: *02*

Type: *interest-bearing non-convertible*

Form of securities: *documentary, payable to bearer, with obligatory centralized care*

Data on registration of the issue by the state:

State registration No.: *4-02-00119-A*

Date of registration: *8.07.2003*

Authority of state registration: *Federal Commission for the Securities Market of Russia*

Data on state registration of the report on the results of the issue:

Date of registration: *14.11.2003*

Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: *1,500,000*

Face value of one of the securities of the issue (roubles): *1,000*

Total volume of the issue at the face value (roubles): ***1,500,000,000***

Current state of the issue: ***floatation is over***

Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1,500,000***

Rights granted by each of the securities of the issue: ***The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.***

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in clause 8.3 of the Decision on the Issue and clause 56.11 of the Bonds Offering Circular.

A Bond Holder is entitled to demand that the Issuer acquire the Bonds within the period established by the Decision on the issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by the Decision on the Issue.

A Bond holder is entitled to get the face value of the Bond that has not been paid by the Issuer in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.

Actions of a Bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in clause 8.6 of the Decision on the Issue and clause 56.11 of the Offering Circular.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):

1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;

3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start -40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent), its duties being entrusted to:

Full official name of the organization: North-West Telecombank Closed Joint-Stock Company

Abbreviated official name: Telecombank CJSC

Location: 12, Baskov per., St. Petersburg, Russia

Mailing address: 12, Baskov per., St. Petersburg, 191014

General license for banking operations: №168

Date of issue: 22.03.2000

Validity period: without limitation of the validity period

Authority issuing the license: Bank of Russia

In connection with re-organization of CJSC Telecombank in the form of affiliation with the Closed Joint-Stock Company – "Russian Industrial Bank" the following company shall act as the Issuer's Agent responsible for execution of obligations of the Issuer to buy the Bonds (through succession):

Full official name of the organization: Closed Joint-Stock Company "Russian Industrial bank"

Abbreviated official name: RIB CJSC

Location: 40, ul. Shchepkina, building 1, Moscow, 129110

Mailing address: 40, ul. Shchepkina, building 1, Moscow, 129110

Contact telephone/fax: (095) 980-0536 / (095) 980-0555

Address to which the Bond holders (as they are determined in the Decision on the issue of the 02 series Bonds of OJSC NWT (the State registration No. of the issue 4-02-00119 of 08th July 2003)) shall send a notification on the intention to sell a certain number of Bonds of this issue:

40, ul. Shchepkina, building 1, Moscow, 129110

Date from which CJSC RIB starts to act as the Agent responsible for execution of obligations of the Issuer to buy the Bonds: 19.09.2005

General license for banking operations: №1793

Date of issue: 18.09.2001

Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a non-cash transaction to depositors of NDC (National Depositary Centre), which deals with centralized care of the issued Bonds in favour of Bond Owners.

Retirement of a part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of NDC's operation day preceding the sixth day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds Face Value).

The above list of Bond Holders shall include:

1) NDC's depositors, if:

- said parties are owners of the Bonds of the issue;

- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during retirement of a part of the issued Bonds face value;

2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face value is retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds retirement money. Not later than on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the NDC the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of NDC, may authorize a Bond holder who is a depositor of NDC to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond

Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC by Bond Holders, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date the claim is submitted. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Interest yield, or procedure of determining it:

Coupon (interest) period		Coupon (interest) yield
Starting date	Completion date	

1. Coupon: 1

Bonds floatation starting date	91st day from the day floatation of the Bonds starts	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon of the Bonds is held, Members of the Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon of the Bonds is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the Moscow Interbank Currency Exchange (MMVB) Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing of the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.

2. Coupon: 2

91st day from the day floatation of the Bonds starts	182nd day from the day floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.

3. Coupon: 3

182nd day from the day floatation of the Bonds starts	273rd day from the day floatation of the Bonds starts	The coupon rate for the third coupon is equal to the coupon rate for the first coupon.

4. Coupon: 4

273rd day from the day floatation of the Bonds starts	364th day from the day floatation of the Bonds starts	The coupon rate for the fourth coupon is equal to the coupon rate for the first coupon.

5. Coupon: 5

364th day from the day floatation of the Bonds starts	455th day from the day floatation of the Bonds starts	The coupon rate for the fifth coupon shall be determined according to the following formula: $C(5) = C(1) - 1$ where C(1) is the interest rate of the first coupon, in per cent per annum; and C(5) is the interest rate of the fifth coupon, in per cent per annum;

6. Coupon: 6

455th day from the day floatation of the Bonds starts	546th day from the day floatation of the Bonds starts	The coupon rate for the sixth coupon is equal to the coupon rate for the fifth coupon.

7. Coupon: 7

546th day from the day floatation of the Bonds starts	637th day from the day floatation of the Bonds starts	The coupon rate for the seventh coupon is equal to the coupon rate for the fifth coupon.

8. Coupon: 8

637th day from the day floatation of the Bonds starts	728th day from the day floatation of the Bonds starts	The coupon rate for the eighth coupon is equal to the coupon rate for the fifth coupon.

9. Coupon: 9

728th day from the day floatation of the Bonds starts	819th day from the day floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

10. Coupon: 10

819th day from the day floatation of the Bonds starts	910th day from the day floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

11. Coupon: 11

910th day from the day floatation of the Bonds starts	1001st day from the day floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001st day from the day floatation of the Bonds starts	1092nd day from the day floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all concerned parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following procedure:

$Ki = Ci * Ni * (ti - Ti)/365/100\%$
where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond
Ci is the coupon interest rate
N is the face value of one Bond
ti is the expiry date of the i-th coupon period
Ti is the starting date of the i-th coupon period.

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to the following procedure:

$Ki = Ci * 0.7 * N * (ti - Ti)/365/100\%$

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

$Ki = Ci * 0.4 * N * (ti - Ti)/365/100\%$

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the Moscow Interbank Currency Exchange, the coupon rate from the first to the fourth amounted to 14.2% per annum in compliance with the Decision on the Bonds Issue. According to the procedure for determining the coupons, described above, the coupon rate from the fifth to the eighth amounted to 13.2% per annum.
According to the procedure for determining the coupon rates, described above, the coupon rate from the ninth to the sixteenth was established as 7.5% per annum.

Procedure and conditions of coupon yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the sixth day before the day of the issued bonds yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).
The above list of Bond Holders shall include:
1) NDC's depositors, if:
- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive money when the coupon yield under the issued Bonds is paid;
2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.
It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.
A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.
On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the Bonds Yield Payment. The List of Bond Holders for coupon yield payment shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
b) number of Bonds registered on the custody account of the Owner or on the inter-depository account of the nominal Bonds holder authorized by the Owner to receive the yield amounts under the Bonds;
c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:
- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;
f) tax status of the Owner or nominal holder authorized by the Owner to receive the amounts of Bonds yield payment (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).
The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.
Within 2 (two) working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the list of Bond Holders for coupon yield payment, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields.
On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.
If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
No coupon yield on unfloated Bonds shall be accrued or paid.
Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.
Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Security for bonds of the issue: *The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.*
An Offer of Providing a Security in the form of a surety for the purposes of the Bonds issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

Depositary providing centralized care of issuer's securities:
Name: *National Depositary Centre Nonprofit Partnership*
Abbreviated name: *NDC*
Location: *1/13, Sredny Kislovsky per., building 4, Moscow*
Tel: *(095) 956-2790, (095) 956-2791* Fax: *(095) 956-2792*
E-mail: *none*

License:
No. of license: *177-03437-000010*

Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing non-convertible***
Form of securities: ***documentary, payable to bearer, with obligatory centralized care***

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Number of issued securities: ***3,000,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***3,000,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3,000,000***

Rights granted by each of the securities of the issue:
A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining being described in Clause 9.3. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

The Bond Holders are entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the securities issue, which is at least 5 (five) last days of the 12 (Twelfth) coupon period.

In case of Issuer's failure to fulfil or to duly fulfil the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Warrantor) with the appropriate demand.

The Limited Liability Company "NWT-Finance" is the party providing security for the Bonds issue.

The Bond with the security in the form of a surety of NWT-Finance LLC provides to its owner all the rights ensuing from such security according to the security conditions determined in Clause 9.1.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular. With the passage of the title to the secured Bond, the new Owner (acquirer) also receives the rights ensuing from such security. Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.
Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are shown in Clause 9.7 of the Decision on the securities issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the securities issue and the securities Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the securities issue in compliance with the legislation of the Russian Federation.

The Bond owners are entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:
1. Bonds Retirement Form:
The Bonds shall be repaid in the Russian Federation currency using non-cash instruments.
The Bond owners have no possibility of choosing the form of Bonds retirement.

2. Procedure and Terms of Bonds Retirement including Retirement period.
Bonds retirement timing or procedure of determining it:
The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a respective part of the face value of Bonds"):
The 1820th (One thousand eight hundred twentieth) day from the starting date of Bonds floatation - retirement of the first part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the first part of face value coincide;
The 2002nd (two thousand second) day from the starting date of Bonds of the issue floatation - retirement of the second part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the second part of face value coincide;
The 2184th (Two thousand one hundred eighty fourth) day from the starting date of Bonds of the issue floatation - retirement of the last part -40 (Forty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the last part of face value coincide;

The dates (procedure of fixing the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:
Retirement of the appropriate part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the third day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).
If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.
If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.
It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.
A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.
On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:
a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;
b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independently monitor whether the details of the bank account presented to the Depositary are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the currency of the Russian Federation by transfer to the Bond Owners.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Procedure and conditions of coupon yield payment:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making up the list of Bond Owners for payment of the coupon (interest) yield
Starting date	Completion date		

1 Coupon

Bonds floatation starting date	91st day from the day when floatation of the Bonds starts	on the 91st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the coupon (interest) yield payment:
Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners. A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depositary's depositor to receive money from the yield on the Bonds in his/her favour, the yield on the Bonds shall be paid directly to the owner of the Bonds.
It is presumed that nominal holders who are the depositors of the Depositary, are authorized to receive Bonds yield money. The Depositary's depositor not authorized by his client to receive the yield amounts under the Bonds, shall transfer, not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Bonds Yield Payment, to the Depositary, the list of Bond owners, that must contain all the details indicated below for the List of Bond Owners and/or Nominal Bond Holders.
Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
Execution of obligation in respect of an owner included in the list of Bond Owners and/or Nominal Bond Holders is considered as due and proper, including the case of Bonds alienation, after the date of Making up the said List.
If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the nominal holder of the Bonds.
If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the owner of the Bonds.
No later than on the 2 (second) working day before the date of Bonds yield payment, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Owners and/or Nominal Holders of the Bonds, including the following data:
a) full name of the party authorized to receive the yield amounts under the Bonds;
b) the number of Bonds registered on the custody account of the party authorized to receive the yield amounts under the Bonds;
c) location and mailing address of the party authorized to receive the yield amounts under the Bonds;
d) bank account details of the party authorized to receive the yield amounts under the Bonds, viz:
- account No.:
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the yield amounts under the Bonds;
f) tax status of the party authorized to receive the yield amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independently monitor whether the details of the bank account presented to the Depositary are complete and up-to-date.
Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.
In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.
Within 2 (two) working days before the date of Coupon Yield payment under the Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the List of Owners and/or Nominal Holders of the Bonds provided by the Depositary, the Payment Agent shall calculate the amounts of money to be paid to each of the persons included in the List of Owners and/or Nominal Holders of the Bonds.
On the date of payment of the coupon yield under the Bonds, the Payment Agent shall transfer the required monies to the accounts of the persons authorized to receive the yield under the Bonds, who are included in the List of Owners and/or Nominal Holders of the Bonds.
If one person is authorized to receive Bond Coupon Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2 Coupon

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on the 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

3 Coupon

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	on the 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

4. Coupon: The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon

273rd day from the day when floatation of the Bonds starts	364th day from the day when floatation of the Bonds starts	on the 364th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

5 Coupon

364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	on the 455th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the fifth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

6 Coupon

455th day from the day when floatation of the Bonds starts	546th day from the day when floatation of the Bonds starts	on the 546th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the sixth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

7 Coupon

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	on the 637th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the seventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

8 Coupon

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	on the 728th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the eighth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

9 Coupon

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	on the 819th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the ninth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

10 Coupon

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	on the 910th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the tenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

11 Coupon

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	on the 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the eleventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

12 Coupon

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	on the 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twelfth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

13 Coupon

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	on 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the thirteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

14 Coupon

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	on 1274th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the fourteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

15 Coupon

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	on 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the fifteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

16 Coupon

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	on 1456th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the sixteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

17 Coupon

1456th day from the day floatation of the Bonds starts	1547th day from the day floatation of the Bonds starts	on 1547th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the seventeenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

18 Coupon

1547th day from the day floatation of the Bonds starts	1638th day from the day floatation of the Bonds starts	on 1638th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depositary Centre's) working day preceding the third day before the day of Bond yield payment .
The procedure of the eighteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

19 Coupon

1638th day from the day floatation of the Bonds starts	1729th day from the day floatation of the Bonds starts	on 1729th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the nineteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

20 Coupon

1729th day from the day floatation of the Bonds starts	1820th day from the day floatation of the Bonds starts	on 1820th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the twentieth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twentieth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the issued Bonds.

21 Coupon

1820th day from the day floatation of the Bonds starts	1911th day from the day floatation of the Bonds starts	on 1911th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty first coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

22 Coupon

1911th day from the day floatation of the Bonds starts	2002nd day from the day floatation of the Bonds starts	on 2002nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twenty second coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the issued Bonds.			

23 Coupon

2002nd day from the day floatation of the Bonds starts	2093rd day from the day floatation of the Bonds starts	on 2093rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

24 Coupon

2093rd day from the day floatation of the Bonds starts	2184th day from the day floatation of the Bonds starts	on 2184th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twenty fourth coupon shall be paid at the same time with retirement of the third part -40% (forty per cent) of the face value of the issued Bonds.			

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the MICE Stock Exchange, the coupon rate from the first to the twelfth amounted to 9.25% per annum in compliance with the Decision on the Bonds Issue. The procedure of determining the 13th to 24th coupon rate is described above.

Security for bonds of the issue:

A secured Bond provides to its holder all the rights ensuing from such security.

The party providing security for the bonds – NWT-Finance Limited Liability Company – undertakes to ensure fulfillment of the Issuer's obligations to securities holders in case of Issuer's refusal to fulfil its obligations or delay in execution of respective obligations under the bonds, in compliance with the provided security conditions.

Depositary providing centralized care of issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated name: ***NDC***
Location: ***1/13, Sredny Kislovsky per., building 4, Moscow***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
E-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

There are no liabilities either not met or improperly met by the Issuer (default).

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

I. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A of July 8, 2003.

The party providing the security:
Full name: ***Trubsnab Limited Liability Company***
Abbreviated name: ***Trubsnab LLC***
Tax-payer's identification No.: ***2320099881***
Location: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***
Mailing address: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***

II. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A of December 28, 2004.

The party providing the security:
Full name: ***NWT-Finance Limited Liability Company***
Abbreviated name: ***NWT-Finance LLC***
Tax-payer's identification No.: ***7840306212***
Location: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Mailing address: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Basic state registration No: ***1047855105650***
Date of making the entry in the Single state register of legal entities: ***11.10.2004***

8.5. Conditions of Ensuring Fulfilment of Commitments under the Bonds of the Issue

I. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): ***1,500,000,000***

Procedure of presenting claims to the warrantor by bond holders:

In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.

Each Bond Owner is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:

1) a court award on bankruptcy of the Issuer takes effect,

2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,

3) a court award on bankruptcy of the Warrantor takes effect,

4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;

c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,

6) other cases expressly provided for by the legislation of the Russian Federation.

In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds of the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purposes of the Bonds issue.

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).

The said Demand to Fulfil the Obligations shall meet the following conditions:

- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);

- indicated in it shall be: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations.

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds.

The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to

the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners and/or nominal holders action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 11 of the Decision on the Issue.

Value of Issuer's net assets as of the date of providing the security:
11,232,245 thousand roubles.

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of providing the security (according to the data of the Company's accounting as of 31.03.2003):
200,239 thousand roubles.

II. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): *3,000,000,000*

Procedure of presenting claims to the warrantor by bond holders:

Bond Owners and/or nominal Bond Holders shall present to the Warrantor written requests to pay the respective portion of the face value of the Bonds and/or to pay the coupon yield on the Bonds (hereinafter referred to as the Demand to Fulfill the Obligations).

The Demand to Fulfill the Obligations shall meet the following conditions:

- The Claim of Fulfilling the Obligations shall be presented to the Warrantor in writing in Russian and signed by the Bonds Owner (or its authorized representatives);

- The following shall be stated in the Claim of Fulfilling the Obligations: full personal or official name of the Bonds Owner, tax-payer's No. of the Bonds Owner, tax status of the Bonds Owner, place of residence (location) of the Bonds Owner, details of the bank account of the Bonds Owner to transfer monies, number of the Bonds, under which the Demand to Fulfill the Obligations is presented; scope of Unfulfilled Obligations in respect of the Bonds Owner who is sending such a Demand to Fulfill the Obligation.

- The Demand to Fulfill the Obligations shall state that the Issuer has not fulfilled or failed to fulfill completely and within the timing set forth on the Decision on the Securities Issue and in the Offering Circular:

the obligations to pay a respective part of the face value;

the obligations to pay the coupon yield;

- The Demand to Fulfill the Obligations shall be presented to the Warrantor no later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bonds Owner sending such a Demand to Fulfill the Obligations. The date when the **Warrantor** receives the Demand shall be considered as the date of presenting Demand.

- To prove the rights of the Bonds Owner to the Bonds stated in the Demand to Fulfill the Obligations, such Demand shall be accompanied by a statement of the custody account with the NDC or depositaries, which are depositors of NDC, as of the Date of Making up the List of Owners and/or Nominal Holders of the Bonds for the purpose of paying the coupon yield under the Bonds and/or Bonds retirement, determined in compliance with the Decision on the Securities Issue and the Offering Circular.

- The Demand to Fulfill the Obligations and documents enclosed thereto shall be sent to the Warrantor by registered mail, by messenger mail or express mail.

- The Warrantor shall consider the Demand to Fulfill the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Warrantor is entitled to express any objections against the Demand to Fulfill the Obligations, that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer waives them or recognizes its debt.

- Demands to Fulfill the Obligations presented to the Warrantor later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfill the Obligations shall not be considered by the Warrantor.

- If the Warrantor chooses to satisfy the Demand to Fulfill the Obligations, the Warrantor shall notify the Bonds Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfill the Obligations, shall effect a money transfer in compliance with the terms and conditions of the

Offer to the Bond Owner's bank account, the details of which are stated in the Demand to Fulfill the Obligations.

Value of the Issuer's net assets as of the date of the last completed period under report preceding the date of the Offering Circular approval: ***12,305,767 thousand roubles.***

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of the last completed period under report preceding the date of the securities Offering Circular approval: ***10 thousand roubles.***

8.6. Data on Organizations Registering Titles to Issuer's Issued Securities

Party keeping the Issuer's register of registered securities owners: ***registrar.***

Registrar:
Full and abbreviated official names:
United Registration Company - Open Joint-Stock Company
URC OJSC
Location: ***70, ul.Pyatnitskaya, Moscow, 113095***
Tel: ***(495) 504-28-86***
E-mail: **Ошибка! Источник ссылки не найден.**
License:
No. of license: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Validity period: ***without limitation of the validity period***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***
Date since which the Issuer's registered securities register is kept by the said registrar: ***13.12.2005***

Issuer's documentary securities with obligatory centralized care are circulating.
Depositary dealing with the centralized care:
Full official name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated official name: ***NDC***
Location: ***1/13, Sredny Kislovsky per., building 4, Moscow***
No. of license: ***№ 177-03431-000100***
Date of issue: ***4.12.2000***
Validity period: ***permanent license***
Licensing authority: ***Federal Commission for the Securities Market of Russia***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

Regulatory document	Comments
1. Federal Law of October 9, 1992 No. 3615-1 "On Currency Regulation and Currency Control" (in the version of Federal Laws No. 192-FZ of 29.12.1998, No. 128-FZ of 05.07.1999, No. 72-FZ of 31.05.2001, No. 130-FZ of 08.08.2001, No. 196-FZ of 30.12.2001, No. 187-FZ of 31.12.2002, No. 192-FZ of 31.12.2002, No. 28-FZ of 27.02.2003, No. 116-FZ of 07.07.2003 with amendments introduced by the Ruling of 04.03.1999 No. 50-O of the RF Constitution Court)	---
2. Provisions of December 21, 2000 No. 129-P of the RF Central Bank "On the Issue by the RF Central Bank Territorial Offices of Permits for Certain Currency Transactions Related to Cash Flow to Resident Legal Entities"	Securities floatation by non-residents in the RF, or by residents outside the RF
3. Instruction of July 9, 1999 No. 318 of the RF Ministry of Trade approving investments by legal entities and individuals outside the RF	Floatation of securities by RF residents outside the RF
4. Provisions of July 5, 2001 No. 142-P of the RF Central Bank "On the Procedure of Currency Transactions Related to Direct Investments in CIS Countries by Resident Legal Entities"	Floatation of securities in CIS by RF residents
5. Instructions of June 29, 1992 No. 7 of the RF Central Bank "On the Procedure of Required Sale of a Part of Hard Currency Proceeds via Authorized Banks by Corporations, Associations, and Organizations, and Transactions on the RF Domestic Currency Market" (with amendments of 18.06.1999)	Hard currency dividends received by residents
6. Instructions of October 12, 2000 No. 93-I of the RF Central Bank "On the Procedure of Opening Non-Resident Bank Accounts in the RF Currency by Authorized Banks, and Transactions via such Accounts" (with amendments of 29.11.2000)	---
7. Instructions of December 28, 2000 No. 96-I of the RF Central Bank "On Special Type C Non-Resident Accounts" (in the version of 25.02.2003)	---
8. Federal Law of 17.07.1999 No. 167-FZ "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus on Avoidance of Double Taxation in Respect of Income and Equity Taxes"	---

8.8. Description of the Taxation Procedure for Income under Issuer's Securities That have been Floated and are to be Floated

The active law provides for the following taxation procedure for income on shares depending on the category of the share holder:

Taxation of earnings of individuals (RF tax residents, or non-residents receiving earnings from sources in the RF).

As per Article 208 of the RF Tax Code, dividends and interest received from a Russian organization, and earnings from sales of the Issuer's securities in and outside the RF are earnings subject to the individual income tax.

If a Russian organization is the source of the income gained in the form of dividend, such organization is considered the fiscal agent and establishes the amount of tax separately for each tax-payer in respect of each payment of the said income at a rate of 9 per cent according to the procedure provided for by article 275 of the RF Tax Code.

The tax amount is calculated on the basis of the total tax amount and each taxpayer's share in the total amount of the dividend. The total tax amount is defined as the product of the tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to a foreign organization and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current reporting (tax) period).

Where a Russian organization as a tax agent pays dividends to an individual non-resident of the RF, a 30% tax rate is applicable to such payments as per paragraph 3 of Article 224 of the RF Tax Code.

In compliance with Article 214 of the RF Tax Code, the taxable base for each securities transaction or transaction involving futures contract financial instruments, where the basic asset is securities (futures and option stock exchange deals), shall be assessed separately. In this case, earnings received from the following transactions are included:

- ***purchase and sale of securities circulating in the organized securities market;***
- ***purchase and sale of securities that are not circulating in the organized securities market.***
- ***involving futures contract financial instruments, where the basic asset is securities;***
- ***purchase and sale of investment shares of unit investment trusts, including their retirement;***
- ***involving futures contract securities and financial instruments, where the basic asset is securities, made by the asset manager in favour of an individual founder of asset management.***

Under paragraph 3 of article 214 of the RF Tax Code, the tax base – income (loss) from operations of sale and purchase of securities – is determined as the sum total of income from the aggregate of transactions

with securities of the respective category, made during the taxation period, less the total amount of losses. The income (loss) is determined as the difference between the amounts gained from the sale of securities and the expenses for acquisition, sale and storage of securities, or property deductions assumed to reduce the earnings from the securities purchase and sale transaction.

The income from a transaction of sale and purchase of securities circulating in the organized securities market is reduced by the amount of interest paid for the use of attracted monetary funds, within the amounts calculated proceeding from the effective re-financing rate of the Central Bank of the Russian Federation. The loss from such a transaction is determined taking into account the limit of securities market price fluctuation. Securities circulating in the organized securities market include securities permitted for circulation among trade organizers having a license of the federal authority dealing with the securities market regulation.

When expenses cannot be included directly in expenses for acquisition, sale and storage of particular securities, the said expenses shall be distributed in proportion to the value estimate of the securities, to which the said expenses are related. If expenses cannot be proven by documents, the tax-payer is entitled to exercise the property tax deduction provided for by paragraph 1 of sub-clause 1, clause 1, article 220 of the RF Tax Code.

The property tax deduction, or the deduction in the amount of actually incurred expenses proven by respective documents shall be provided to the tax-payer when the tax is calculated and paid to the budget at the income payment source or upon expiry of the tax period when the tax return is submitted to the taxation authority. If there are several income payment sources, the property tax deduction shall be provided only at one income payment source at tax-payer's discretion.

When the taxation base for operations of purchase and sale of the securities is determined, it should be taken into account that the loss from operations with securities circulating in the organized securities market reduces the taxation base for operations of purchase and sale of the securities of the category. Income from operations of purchase and sale of the securities that are not circulating in the organized securities market and that, as of the moment of their acquisition, were meeting the requirements established for securities circulating in the organized securities market, may be reduced by the amount of loss from operations of purchase and sale of the securities circulating in the organized securities market.

The taxation base for transactions involving futures contract financial instruments is defined as difference of the positive and negative results obtained upon reassessment of liabilities and legal claims for the transactions executed and execution of futures contract financial instruments, allowing for compensation for the services of stock exchange intermediaries and the stock exchange in opening the positions and keeping the accounts of the individual. In such cases, the taxation base will be increased by the amount of option money received for option transactions, and reduced by the amount of premiums paid under the said transactions.

When assessing the taxation base for securities transactions made by an asset manager, the taxpayer's costs shall also include sums paid to the asset manager as compensation and reimbursement for its costs incurred in the securities transactions.

Where transactions involving different categories of securities are made during asset management, or where other kinds of earnings appear (such as dividend or interest), the taxation base will be assessed separately for each securities category and each kind of earnings. Any costs that cannot be directly classified as reduction of earnings from transactions in securities of the appropriate category or as reduction of the appropriate kind of earnings shall be distributed in proportion to the share of each kind of earnings.

The taxation base for securities purchase and sale transactions and transactions involving futures contract financial instruments shall be assessed upon expiry of the tax period (i.e. year). Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. In such a case, the tax shall be paid from the share of earnings corresponding to the actual amount of the moneys paid. When payments are effected more than once in a tax period, the tax amount is calculated as a progressive total allowing for the previously paid tax amounts.

The asset manager shall be recognized as tax agent for earnings from securities transactions executed by such a manager. The taxation base for such transactions is assessed as of the tax period expiry date, or as of the date of payment of the moneys before the tax period expiry. In such a case, the tax shall be payable within one month from the tax period expiry date or from the date of payment of the moneys (or transfer of securities). Where payments are made from assets under asset management before the expiry of the asset management agreement, or before the tax period expiry, the tax will be paid from the portion of the earnings corresponding to the actual amount of moneys paid to the founder of such asset management.

If it is impossible for the income payment source to deduct the calculated amount of tax from the tax-payer, the fiscal agent shall, within a month's time from the moment such a circumstance arises, notify in writing the taxation authority in the location where it is registered on the impossibility to effect the deduction and on the amount of the tax-payers debt. The tax in this case will be paid in two installments in equal

proportions, the 1st installment payable within 30 days from the date of the tax payment notice served by the tax authority, and the 2nd installment, within 30 days from the 1st installment date.

The procedure of tax assessment for earnings from securities transactions is described in paragraph 1 of Article 225 of the RF Tax Code, according to which, the tax amount shall be assessed as a taxable basis percentage corresponding to the tax rate (30% or 9%).

Taxation of legal entities (both Russian and non-Russian organizations pursuing their business in the RF through permanent offices, and/or receiving earnings from sources in the RF).

In compliance with paragraph 1 of Article 250 of the RF Tax Code, earnings from interests in other organizations (as dividends), and earnings received from transactions involving futures contract financial instruments shall be considered as taxable non-sale earnings. In such cases, the date of the moneys' receipt to the account (by the cash office) of the taxpayer shall be considered as the date of earnings receipt.

In compliance with paragraph 1 of Article 265 of the RF Tax Code, costs in the form of interest on debentures of any kind (including that on securities and other liabilities issued by the taxpayer), expenses of management of its own securities issue, servicing of its own securities, information supplied to the shareholders, and costs related to servicing of securities purchased by the taxpayer shall be considered as non-sale costs reducing the taxable base of the profit tax. The date of incurring non-sale costs related to the purchase of securities shall be the date of sale or other disposal of such securities.

The specific features of taxable base assessment for earnings received from interest in other organizations (dividends) are set forth in Article 275 of the RF Tax Code.

If a Russian organization is the source of income, such organization is considered the fiscal agent and establishes the amount of tax. In such cases, the tax amount deductible from the dividend recipient's earnings shall be assessed by the tax agent based on the total tax amount and the share of each taxpayer in the total dividend amount. The total tax amount is defined as the product of the 9% tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to foreign organizations and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current tax period. When the difference is negative, no tax payment obligation occurs, and no compensation is made from the budget.

Where a Russian organization as a tax agent pays dividends to a non-Russian organization and/or an individual non-resident of the RF, the taxation base of the dividend recipient taxpayer shall be defined as the sum of dividends paid, with the rate of 15% or 30%, respectively, applicable thereto.

The specific details of taxation base assessment for securities transactions are set forth in Article 280 of the RF Tax Code.

The taxpayer's earnings from transactions of sale or other disposal of securities (retirement included) are assessed based on the price of sale or other disposal of the securities, and the sum of accumulated interest (coupon) income paid by the buyer to the taxpayer, and the sum of interest (coupon) income paid by the Issuer (maker) to the taxpayer. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

Expenses related to the sale/other withdrawal of securities are determined proceeding from the securities acquisition price, sale costs, and the amount of the accrued interest (coupon) yield, paid by the tax-payer to the securities seller. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

The actual price of sale or other disposal of the securities within the interval between the maximum and minimum price of transactions with the said securities registered by the trade administrator on the securities market as of the date of execution of the appropriate transaction, shall be deemed the market price for the taxation purposes. Where any securities traded on the securities market are sold below the minimum price on an established securities market, the minimum transaction price on an established securities market shall be assumed in the assessment of the financial result.

In respect of securities not traded on an established securities market, the actual price of sale or other disposal of the securities shall be assumed for taxation purposes, subject to meeting at least one of the following conditions:

1. *if the actual price of the respective transaction is within the price interval for a similar security registered by the trade administrator on the securities market as of the date of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*
2. *if the deviation of the actual price of the respective transaction is within 20% up or down from the weighted average price of similar securities calculated by the trade administrator according to the rules set by him, based on the trade results as of the date of execution of such transaction, or as of the date of the nearest*

trading completed before the day of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;

The taxation base for securities transactions shall be assessed by the taxpayer separately. The taxation base for operations with securities circulating in the organized securities market is determined separately from the taxation base for operations with securities that are not circulating in the organized securities market.

In case of sales or other disposal of securities, the taxpayer shall, independently and in accordance with the accounting policy adopted for taxation purposes, select one of the following methods of writing off the cost of the disposed-of securities to expenses:

1. *according to the cost of the earliest acquisitions;*
2. *according to the cost of the latest acquisitions;*
3. *according to the cost of a unit.*

Taxpayers having losses from securities transactions in the preceding tax period(s) may reduce the taxation base obtained in securities transactions in the reporting (tax) period. In this case, losses from transactions in securities not traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxation base from transactions in such securities, such base having been assessed in the reporting (tax) period. Losses from transactions in securities traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxable base from transactions of sale of this category of securities.

Income gained from operations with securities circulating in the organized securities market may not be lessened by expenses or losses from operations with securities that are not circulating in the organized securities market. Income gained from operations with securities that are not circulating in the organized securities market may not be lessened by expenses or losses from operations with securities circulating in the organized securities market.

As per Article 286 of the RF Tax Code, the tax is defined as the percentage of the taxation base corresponding to the tax rate. The tax amount for the tax period results shall be named by the taxpayer independently.

Based on the results of each reporting (tax) period, tax-payers calculate the amount of advance payment, proceeding from the tax rate and the taxable profit calculated as progressive total from the start of the taxation period till the end of the reporting (taxation) period. During the reporting period, taxpayers shall calculate the amount of the monthly advance payment.

If the taxpayer is a foreign organization receiving earnings from sources in the RF not related to a permanent office in the RF, the responsibility of assessing the tax amount, deducting such amount from the taxpayer's earnings and transferring the tax to the budget shall rest with the Russian organization paying the said earnings to the taxpayer. The tax agent assesses the tax amount for each payment (transfer) of moneys or other receipt of earnings. If the source of the taxpayer's earnings in the form of dividend is a Russian organization, the responsibility of deducting the tax from the taxpayer's earnings and transferring it to the budget shall rest with such source of earnings. Furthermore, the tax advance payments shall be deducted from the taxpayer's earnings at each payment of such earnings. For earnings paid to taxpayers in the form of dividend, the tax deducted at the payment of such earnings shall be transferred to the budget by the tax agent effecting the payment within 10 days from such payment.

The tax on earnings received from securities transactions shall be paid upon expiry of the tax period within the time set for submitting tax returns for the respective tax period (not later than the 28th of March of the year following the expired tax period). Advance payments based on the results of the reporting period shall be paid within the time set for submitting tax returns for the respective period under report (within 28 days from the day of expiry of the respective tax period).

Monthly advance payments payable within the reporting period shall be paid no later than on the 28th day of each month of such a reporting period. Taxpayers calculating their monthly advance payments on the basis of actually received earnings shall pay such advance payments no later than on the 28th day of the month following the month, by the results of which the tax is calculated.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on stated (accrued) and paid dividend under issuer's shares:

	2000	*2001*	*2002*	*2003*	*2004*
Stock category	***Common***				

Amount of stated (accrued) dividend per share, roubles	*0.119*	*0.077*	*0.064*	*0.083*	*0.248*
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	*56,293,779.55**	*36,425,386.37*	*47,098,702.21*	*61,081,145.18***	*218,499,279.15***
name of the Issuer's management body taking the decision on (stating) payment of dividend	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*
date of holding the meeting taking the decision on payment (stating) of dividend	*25/05/2001*	*25/06/2002*	*23/06/2003*	*30/06/2004*	*27/06/2005*
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	*Minutes No. 1 of 25/05/2001*	*Minutes No. 01-02 of 25/06/2002*	*Minutes No. 02-03 of 07/07/2003*	*Minutes No. 02-04 of 30/06/2004*	*Minutes No. 01-05 of 04/07/2005*
time fixed for payment of the stated dividend	*The approved dividend payment date is from September 1. 2001*	*Dividend is paid from 15/08/2002 till 31/12/2002*	*Dividend is paid from 15/08/2003 till 31/12/2003*	*Dividend is paid from 15/08/2004 till 31/12/2004*	*Dividend shall be paid from 15/08/2005 till 15/12/2005*
form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*2000*	*2001*	*2002*	*2003*	*2004*
total amount of dividend paid under all shares, roubles	*-*****	*-*****	*46,940,051*	*60,540,095*	*218,359,788*
Category, type of stock	***Preferred type A***				

Amount of stated (accrued) dividend per share, roubles	*0.257*	*0.248*	*0.140*	*0.357*	*0.469*
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	*29,411,299.10**	*28,381,331.04*	*28,283,190.32*	*72,122,144.44***	*117,423,234.81***
name of the Issuer's management body taking the decision on (stating) payment of dividend	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*
date of holding the meeting taking the decision on payment (stating) of dividend	*09/06/2000*	*25/06/2002*	*23/06/2003*	*30/06/2004*	*27/06/2005*
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	*Minutes No. 1 of 09/06/2000*	*Minutes No. 01-02 of 25/06/2002*	*Minutes No. 02-03 of 07/07/2003*	*Minutes No. 02-04 of 30/06/2004*	*Minutes No. 01-05 of 04/07/2005*
time fixed for payment of the stated dividend	*The approved dividend payment date is from September 1. 2001*	*Dividend is paid from 15/08/2002 till 31/12/2002*	*Dividend is paid from 15/08/2003 till 31/12/2003*	*Dividend is paid from 15/08/2004 till 31/12/2004*	*Dividend shall be paid from 15/08/2005 till 15/12/2005*
form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*2000*	*2001*	*2002*	*2003*	*2004*
total amount of dividend paid under all shares, roubles	*-***	*-***	*27,762,240*	*71,381,799*	*117,011,374*

**** The calculation was made as follows:***

- the amount of dividend calculated per shareholder was determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares (in respect of each shareholder) containing fractions of a kopeck was rounded according to the rules of mathematics to the whole kopeck.

*****The amount of calculated dividend is determined as per the dividend calculation procedure adopted by the Issuer as stated in the "Provisions on Dividend Payment" approved by the decision of the Board of Directors (Minutes No. 34-02 (05) of August 30, 2002).***

**** The calculation is made as follows:***

- the amount of dividend calculated per shareholder is determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares containing fractions of a kopeck is rounded according to the rules of mathematics to the whole kopeck.

******The Issuer did not keep record of dividend payments for 2000 and 2001 as itemized into dividends on common and preferred stock, and as itemized by the specified years (see the table below)***

	2000	*2001*
Total amount of dividend paid under common and preferred stock, roubles	139,306,164.99	

Reasons of incomplete payment of declared dividend:

The payment of declared dividend for 1999-2004 was incomplete due to the fact that the Issuer's register of shareholders contained obsolete data as regards the bank data and addresses of certain shareholders.

Data on yield paid under the Issuer's Bonds:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:
State registration No.: ***4-01-00119-A***
Date of registration: ***6.03.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***
Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: ***300,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***300,000,000***

Current state of the issue: ***the bonds of the issue have been retired***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***300,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***49.32***
On the second coupon: ***47.37***
On the third coupon: ***90.25***
On the fourth coupon: ***79.78***
On the fifth coupon: ***80.22***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.02 till 10.07.02 (first coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14,958,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 11.07.02 till 09.10.02 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14,211,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.02 till 10.04.03 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***27,075,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.03 till 10.10.03 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***23,934,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.03 till 09.04.04 (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***24,066,000***

Type of income paid under the bonds: ***face value***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***09.04.04***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***300,000,000***

Other data on the yield paid under the bonds of the issue indicated by the Issuer at his own discretion: ***all obligations under the bonds of the issue have been fulfilled***

Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-02-00119-A***
Date of registration: ***8.07.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***14.11.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***1,500,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***1,500,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1,500,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***35.4***

On the second coupon: ***35.4***
On the third coupon: ***35.4***
On the fourth coupon: ***35.4***
On the fifth coupon: ***32.91***
On the sixth coupon: ***32.91***
On the seventh coupon: ***32.91***
On the eighth coupon: ***32.91***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.10.03 till 08.01.04 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.01.04 till 07.04.04 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.04.04 till 07.07.04 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.07.04 till 06.10.04 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.10.04 till 05.01.05 (due to falling on days off – shall be paid on 11.01.05) (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 05.01.05 till 06.04.05 (sixth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.04.05 till 06.07.05 (seventh coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.07.05 till 05.10.05 (eighth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:

Date of registration: ***29.03.2005***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Number of issued securities: ***3,000,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***3,000,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3,000,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***23.06***
On the second coupon: ***23.06***
On the third coupon: ***23.06***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 03.03.05 till 02.06.05 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 02.06.05 till 01.09.05 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 01.09.05 till 01.12.05 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***

8.10. Other Data

none